SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended June 30, 2006

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2006

INDEX

Financial Statements

      7001 Management Report
      7002 Balance Sheet
      7003 Statement of Income
      7004 Statement of Changes in Stockholders' Equity
      7005 Statement of Changes in Financial Position
      7006 Consolidated Balance Sheet
      7007 Consolidated Statement of Income
      7008 Consolidated Statement of Changes in Stockholders' Equity
      7009 Consolidated Statement of Changes in Financial Position
      7010 Financial Group Balance Sheet
      7011 Financial Group Statement of Income
      7012 Financial Group Statement of Changes in Financial Position
      7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

      7014 Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

      7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

      7016 Marketable Securities by Type and Maturity
      7017 Marketable Securities by Balance Sheet Account and Maturity
      7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
      7019 Maturity of Lending Operations Portfolio
      7020 Flow of Lending Operations Portfolio
      7021 Geographical Distribution of Lending Operations Portfolio and Deposits
      7022 Risk Level of Lending Operations Portfolio
      7023 Lending Operations Portfolio by Index
      7024 Credit Assignment
      7025 Lending Operations Portfolio by Amount and Risk Level
      7026 Fixed Assets
      7027 Funding by Maturity

Risk Management

      7028 Operational Limits

Complemental Statistical Information

      7029 Branches Financial Information
      7030 Taxes and Charges
      7031 Correspondent Banks Transactions
      7032 Changes on client demand accounts by check and electronic transactions

Independent Accountants' Limited Review Report

      7033 Independent Accountants' Limited Review Report

Other Information needed to Supervision of Activities

      7034 Provisions
      7035 Capital
      7036 Cash Dividends Paid
      7037 Changes on Capital in the Reference Period
      7038 Commitments and Guarantees
      7039 Assets and Liabilities Denominated in Foreign Currency
      7040 Comments on Performance and Prospects

7001 - MANAGEMENT REPORT

Brazilian Economy

A comparison of second quarter 2006 to the previous quarter was underscored by an economic recovery trend. Industrial production held back during the 2Q06, posting a growth of 0.47% vis-à-vis 1.0% registered during the previous quarter. However, it does not lead to a new economic activity trend.

During this period, inflation rates continued to fall – below the official inflation target – leading the Central Bank to continue to reduce the Selic rate, which ended the quarter at 15.25% per annum. In 2Q06, cumulative inflation (measured by IPCA) was 0.1%, down from 1.4% in the previous quarter.

Despite the more volatile international scenario, the improvement in solvency indicators - both domestic and international – along with vigorous exports that contributed to a US$10.2 billion trade balance during the quarter, maintained the perception of Brazil´s Sovereign Risk. The Embi+BR ended 2Q06 at 246 basis points, only 11 basis points above that registered in 1Q06.

Under this scenario, the Central Bank continued to intervene in the FX market – through US-Dollar auctions (spot market). The Real remained stable in comparison to the US dollar, 2Q06 versus 1Q06.

The debt/GDP ratio reached 50.3% at the end of June, below the one observed in 1Q06. The Public Sector Primary Surplus amounted to 4.5% of the GDP from June 2005 to June 2006, above the goal of 4.25% established for this year.

Total credit portfolio in the Brazilian National Financial System increased 5.2% over the past 3 months.

Main Businesses

Retail

In June 2006, Unibanco’s Retail segment surpassed the mark of 22 million clients throughout the country. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard and Hipercard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; and Unibanco Financeira finances cars and heavy vehicles (auto financing).

Total Retail loan portfolio reached R$23,438 million, up 18.5% throughout the past 12 months. Retail loan portfolio had a 56% share in the Unibanco´s total loan portfolio in June 2006.

In June 2006, the portfolio of loans to individuals stood at R$15,552 million, up 16.4% over the past 12 months. The highlight was the 27.0% growth of the consumer credit company loan portfolio – comprised of credit card companies (Unicard and Hipercard) and consumer finance companies (Fininvest, PontoCred and LuizaCred). During the quarter, individuals portfolio grew 1.5%, even with a more conservative approach to credit approval.

Branch Network

Unibanco closed out the 1H06 with a network of 931 branches and 345 corporate-site branches. Unibanco continued remodeling its branches’ layout and, specially, implementing the New Service Model, known as “Novo Modelo de Atendimento”. This process is on track to be completed by the end of 2006 and has already been implemented in over 60% of the branch network.

The Novo Modelo aims at improving the quality of service through process rationalization, optimization of branch manager time, and the development of tools to reduce the response time to clients´ demands.

SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$7,886 million in June 2006, up 5.3% in the last quarter and 22.9% over the past 12 months. Noteworthy were accounts receivable-linked transactions and working capital loans. The increase in the offering of products and services tailored to retailers in 1H06 led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts also served to drive growth in the bank’s client-base.

Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (a joint-venture with three other stockholders – 31.94% share), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain).

Unibanco’s conglomerate and Ipiranga group will submit to the Brazilian Central Bank’s approval the establishment of a new credit, financing and investment society, with 50% equity share for each one. Other financial products, in addition to the private label and co-branded Ipiranga’s credit cards, will be made available to clients in the form of personal and consumer direct credit. These products will be offered to Ipiranga’s retail consumer network, as well as to the retailers. Currently, Ipiranga has 4,200 service centers throughout the country.

Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard (in which Unibanco has a 31.94% share). Together, these companies posted a R$175 million net income in 2Q06, up 65.1% compared to 2Q05. Particularly noteworthy was the 22.3% annual growth in income from credit card fees.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card. Redecard captures and transmits credit and debit card transactions for MasterCard, Maestro, Diners and RedeShop brands in Brazil.

The combined billings of Unicard and Hipercard – measured by the total of cardholders’ charges and cash withdrawals – reached R$4,402 million in June 2006, which represents annual growth of 35.6% . At Redecard, billings were R$37,456 million during 1H06, up 26.0% from 1H05.

Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. In 2Q06, this segment –influenced by an increase in loan portfolio coverage, higher standards for personal credit concession (notably for unsecured personal loans), and an increase in provisioning in connection with the discontinuation of certain operations at Fininvest – contributed R$8 million equity income to Unibanco.

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships. The Wholesale business has been consistently high-rated in Capital Markets, M&A, and Project Finance.

The Wholesale loan portfolio reached R$18,491 million, up 20.2% over the past twelve months. Dollar-indexed credit portfolio went to US$3,397 million in June 2006, from US$2,924 million in March 2006.

Trade finance operations - comprising exports, imports and international guarantees - surpassed US$3 billion, up 26.3% from 1Q06. Locally contracted trade finance transactions amounted to over US$1.3 billion during the first quarter of the year, while offshore transactions totaled US$641 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed over R$1 billion during 1H06, a 9.1% market share, maintaining its 3rd place in the BNDES overall ranking. In 1H06, Unibanco also disbursed R$431 million in BNDES-exim–funded loans, ranking 2nd in this modality.

Insurance and Private Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$95 million in 2Q06 and R$187 million in 1H06, registering a 3.3% growth compared to 1Q06, and a 16.9% growth compared to 1H05, respectively. Annualized ROAE was 29.3% in 2Q06. Combined revenues from the Insurance and Private Pension Plan businesses were R$1,289 million during the same period.

The combined ratio, which measures the operational efficiency of insurance companies, improved to its best ever ratio, 93.9% in 1H06. In its extended concept, which includes financial results, the combined ratio also showed an improvement, reaching 84.7% in 1H06 vis-a-vis 85.7% in 1H05.

Unibanco Insurance and Pension Plan segment companies placed 4th in the ranking of insurance and private pension plans published by the Susep (Private Insurance Regulatory Body) and the ANS (National Supplemental Health Regulatory Agency), and holds a 7.4% market share (as of May 2006).

In July, Unibanco AIG Seguros & Previdência successfully bid to become the main insurance group for Petrobras. The program is comprised of the Operating Risk, Oil Risk, Domestic and International Transport and Civil Liability policies, for a total of R$90 million in premiums.

As leader in the High Risk segment of the Brazilian insurance market with a 27% market share, since January of this year, Unibanco AIG has adopted customized treatment for its larger clients.

In order to extract the maximum benefit from cross-selling and all identifiable synergies, Unibanco AIG partnered with the branch network to bolster the sales-force specialized in individual private pension plans. This effort drove a strong growth in sales of VGBL (Vida Gerador de Benefícios Livres) during 1H06.

At the end of second quarter, it launched the Redeemable Life product which, unlike other life insurance products, allows the applicant to redeem the money invested for his or her own use after a particular maturity date specified in the contract.

Net income from the private pension business in 2Q06 was R$20 million, up 11.1% from 1Q06. Revenues for the quarter were R$360 million.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 4th in private pension plan revenues up to May 2006. The company ranked 2nd for the year (through May) in sales of corporate pension plans, with R$282 million in sales and a 20.7% market share, according to ANAPP. Unibanco AIG Vida e Previdência serves more than 1,300 corporate clients and over 785 thousand individual clients.

Wealth Management

Unibanco Asset Management (UAM) ended June 2006 with R$41,081 million in assets under management, up 17.0% for the past 12 months. Its market share as of June 2006 stood at 4.6% (Source: Anbid).

Unibanco is the only retail bank, among the Brazilian banks, that has been awarded “Top Gestão” (Top Management)by Standard & Poors, since its first edition in Brazil.

Assets under management at the Private Bank grew by 39.4% over the year, above industry average, according to Anbid’s global ranking. The Private Bank ranked 2nd in the industry, with more than 10% market share in June 2006.

Corporate Governance

Stock Exchange Indices

Unibanco Units (UBBR11) are part of the main Brazilian stock indices. The table below features the Units’ weight in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending May 2006.

Index	Weight (%)
May to Aug-2006

Ibovespa	1.623
IBrX-50	3.615
IBrX-100	3.111
IGC Corporate Governance Index	4.523
ISE Susteinability Index*	9.569

(*) Valid from December 2005 to December 2006.

Stocks

Unibanco Units gained approximately 60% over the past 12 months. The Ibovespa increased by 46% during the same period. Moreover, the Unit continues to increase its share on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its share increased 65%. The Units current weight on the Ibovespa is 1.651% as of August 9th, 2006.

The graphs below trace the stocks’ performance in both the domestic and international markets over the last 12 months:

Interest on Capital Stock

Unibanco and Unibanco Holdings paid quarterly interest on capital stock to its shareholders and supplementary distribution on July 31, 2006, according to the amounts specified in the following table:

						R$ per share

	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.1230162	0.1353179	0.1055268	0.1055268	0.2408447	2.4084470
Net Value	0.1045638	0.1150202	0.0896978	0.0896978	0.2047180	2.0471800

(*) Each UNIT represents on preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Exchange (NYSE: UBB) is equivalent to 10 units.

During the 1H06, Unibanco distributed R$417 million in interest on capital stock, up 25.2% in comparison to 1H05.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of the dividends received from Unibanco.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Stock Dividends

Unibanco and Unibanco Holdings made, in July, an increase of their respective corporate capital through the issuance of new shares in the proportion of 100%. The unitary cost ascribed to the new shares is R$2.140774, for Unibanco's shares, and R$3.310068, for Unibanco Holdings' shares. Therefore, the unitary cost ascribed to the additional Unit is R$5.450842.

With the stock dividend, the value of each class of shares traded on the Bovespa began to correspond to half of the closing value on the record date (July 17th). Given that the number of outstanding shares was doubled, the total investment value remained unchanged.

The stock dividend seeks to increase the liquidity of Unibanco’s and Unibanco Holdings’ shares in the Brazilian stock market by means of having a quotation value accessible to small investors.

The Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange, each of which used to represent five (5) Units, currently represents ten (10) Units.

Human Resources

The Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 31,403 professionals, Unibanco invested over R$18 million during 1H06 in professional development initiatives and training programs, including sponsorship of MBA programs in Brazil and abroad.

Since 1997, Leadership 21, independent consultants, have conducted a periodical assessments of organizational environment and employee satisfaction at Unibanco. In 2006, the employee satisfaction index reached 75, while the employee motivation index hit a record 79%.

Noteworthy among programs offered during the quarter was the “Melhoria Contínua de Qualidade” Training, tailored to providing employees with cutting-edge concepts and tools in project management. By the end of 2006, all employees assigned to the Operations area will have participated in this program.

During 1H06, it was implemented the “Fique OK” program, which was designed to provide personal support to the conglomerate’s employees and family members. Over 7 thousand people had been helped as of the end of June, 2006.

Social and Environmental Responsibility

Equator Principles

Unibanco was the first bank based in a developing country to adopt the Equator Principles. In July 2006, Unibanco reinforced its commitment by adopting the Equator Principles 2 (EP2), a revised framework of environmental and social policies launched by the International Finance Corporation (IFC).

The new and stronger standards established by the EP2 include more rigorous criteria, mainly in the assessment of the population affected the project. The IFC also changed the rating criteria, extending the requirement of rating to projects involving US$10 million or more in financing, from the prior minimum of US$50 million.

Institutes

Unibanco is recognizably one of the most active companies in Brazil with regard to the issue of social responsibility. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Instituto Unibanco is in charge of executing the conglomerate’s social responsibility policies by supporting strategic objectives focused on social development and bridging inequalities that hamper growth.

Instituto Moreira Salles is a non-profit organization devoted to promoting and developing cultural programs. The year 2006 has been one of marked achievements for Instituto Unibanco, notably the launch and renewal of important projects in various areas, namely:

  Extended Education
  Teacher Training
  Qualification for the Job Market
  School Equivalency Programs
  Environmental Education
Microcredit

Unibanco’s Microcredit operation serves low-income entrepreneurs through a distribution model that is unique to Brazil, with more than 217 points-of-sales and 54 microcredit agents, using the Fininvest chain as correspondent bank institutions.

The initiative was established through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In 2Q06, Unibanco’s Microcredit initiative closed out the period with a portfolio in excess of R$9.1 million and aproximately 6 thousand clients.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2006
Amounts expressed in thousands of Reais

7002 - BALANCE SHEET

CODE	DESCRIPTION	June 30, 2006

10.0.0.00.00.00	TOTAL ASSETS	91,232,800.45
10.1.0.00.00.00	CURRENT ASSETS	56,739,288.73
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,209,411.27
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	19,981,196.32
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	11,364,099.69
10.1.2.22.00.00	Interbank Deposits	8,617,096.63
10.1.3.00.00.00	MARKETABLE SECURITIES	8,346,620.36
10.1.3.10.00.00	Own Portfolio	2,124,813.38
10.1.3.20.00.00	Subject to Repurchase Commitments	3,580,237.84
10.1.3.45.00.00	Subject to Commitments	2,114.77
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,143,452.86
10.1.3.40.00.00	Pledged under Guarantees Rendered	388,452.97
10.1.3.85.00.00	Derivative Financial Instruments	1,107,548.54
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,754,603.57
10.1.4.10.00.00	Payments and Receipts Pending Settlement	688,941.56
10.1.4.20.00.00	Compulsory Deposits	5,041,778.26
10.1.4.20.10.00	Brazilian Central Bank	5,040,506.87
10.1.4.20.40.00	National Housing System - SFH	1,271.39
10.1.4.80.00.00	Correspondent Banks	23,883.75
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	47,000.83
10.1.5.10.00.00	Third-party Funds in Transit	1,136.62
10.1.5.20.00.00	Internal Transfers of Funds	45,864.21
10.1.6.00.00.00	LENDING OPERATIONS	17,067,530.28
10.1.6.10.00.00	Lending Operations	18,114,463.42
10.1.6.10.10.00	Public Sector	147,781.11
10.1.6.10.20.00	Private Sector	17,966,682.31
10.1.6.90.00.00	Allowance for Losses on Lending	(1,046,933.14)
10.1.8.00.00.00	OTHER CREDITS	4,051,534.93
10.1.8.20.00.00	Foreign Exchange Portfolio	2,471,382.90
10.1.8.30.00.00	Income Receivable	180,638.71
10.1.8.40.00.00	Negotiation and Intermediation of Securities	88,646.51
10.1.8.70.00.00	Sundry	1,322,946.15
10.1.8.90.00.00	Allowance for Losses on Other Credits	(12,079.34)
10.1.9.00.00.00	OTHER ASSETS	281,391.17
10.1.9.40.00.00	Other Assets	105,102.36
10.1.9.70.00.00	Allowance for Other Assets Losses	(25,179.10)
10.1.9.90.00.00	Prepaid Expenses	201,467.91
10.2.0.00.00.00	LONG-TERM ASSETS	26,073,663.10
10.2.2.00.00.00	INTERBANK INVESTMENTS	1,205,490.92
10.2.2.22.00.00	Interbank Deposits	1,205,490.92
10.2.3.00.00.00	MARKETABLE SECURITIES	11,910,255.74
10.2.3.10.00.00	Own Portfolio	3,013,368.84
10.2.3.20.00.00	Subject to Repurchase Commitments	8,207,309.30
10.2.3.40.00.00	Pledged under Guarantees Rendered	354,984.57
10.2.3.85.00.00	Derivative Financial Instruments	334,593.03
10.2.4.00.00.00	INTERBANK ACCOUNTS	51,163.15
10.2.4.20.00.00	Compulsory Deposits	51,163.15
10.2.4.20.40.00	National Housing System - SFH	51,163.15
10.2.6.00.00.00	LENDING OPERATIONS	10,368,194.68
10.2.6.10.00.00	Lending Operations	10,834,963.84
10.2.6.10.10.00	Public Sector	831,320.44
10.2.6.10.20.00	Private Sector	10,003,643.40
10.2.6.90.00.00	Allowance for Losses on Lending	(466,769.16)
10.2.8.00.00.00	OTHER CREDITS	2,251,734.99
10.2.8.10.00.00	Receivables on Guarantees Honored	39.78

10.2.8.20.00.00	Foreign Exchange Portfolio	26,480.14
10.2.8.30.00.00	Income Receivable	6,699.58
10.2.8.70.00.00	Sundry	2,219,482.02
10.2.8.90.00.00	Allowance for Losses on Other Credits	(966.53)
10.2.9.00.00.00	OTHER ASSETS	286,823.62
10.2.9.90.00.00	Prepaid Expenses	286,823.62
10.3.0.00.00.00	PERMANENT ASSETS	8,419,848.62
10.3.1.00.00.00	INVESTMENTS	7,629,660.28
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	7,599,245.18
10.3.1.20.10.00	Local	5,069,666.31
10.3.1.20.20.00	Foreign	2,529,578.87
10.3.1.50.00.00	Other Investments	61,150.30
10.3.1.90.00.00	Allowance for Losses	(30,735.20)
10.3.2.00.00.00	FIXED ASSETS	324,775.60
10.3.2.30.00.00	Land and buildings in use	180,248.93
10.3.2.40.00.00	Other Fixed Assets	850,644.99
10.3.2.90.00.00	Accumulated Depreciation	(706,118.32)
10.3.4.00.00.00	DEFERRED CHARGES	465,412.74
10.3.4.10.00.00	Organization and Expansion Costs	864,124.53
10.3.4.90.00.00	Accumulated Amortization	(398,711.79)
40.0.0.00.00.00	TOTAL LIABILITIES	91,232,800.45
40.1.0.00.00.00	CURRENT LIABILITIES	49,172,815.97
40.1.1.00.00.00	DEPOSITS	23,721,302.46
40.1.1.10.00.00	Demand Deposits	4,362,710.66
40.1.1.20.00.00	Savings Deposits	4,713,621.41
40.1.1.30.00.00	Interbank Deposits	506,861.69
40.1.1.40.00.00	Time Deposits	14,137,875.83
40.1.1.90.00.00	Other Deposits	232.87
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	15,674,463.47
40.1.2.10.00.00	Own Portfolio	11,791,294.73
40.1.2.20.00.00	Third Parties Portfolio	3,593,796.59
40.1.2.30.00.00	Unrestricted Portfolio	289,372.15
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,279,178.44
40.1.3.30.00.00	Mortgage Notes	681,486.75
40.1.3.50.00.00	Securities Abroad	597,691.69
40.1.4.00.00.00	INTERBANK ACCOUNTS	624,103.78
40.1.4.10.00.00	Receipts and Payments Pending Settlement	601,886.89
40.1.4.40.00.00	Correspondent Banks	22,216.89
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	316,907.47
40.1.5.10.00.00	Third-Party Funds in Transit	311,019.32
40.1.5.20.00.00	Internal Transfer of Funds	5,888.15
40.1.6.00.00.00	BORROWINGS	1,738,923.78
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	220.01
40.1.6.30.00.00	Foreign Borrowings	1,738,703.77
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,850,596.68
40.1.7.10.00.00	National Treasury	18,833.40
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	650,359.93
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,171,212.74
40.1.7.90.00.00	Other Institutions	10,190.61
40.1.8.00.00.00	FOREIGN ONLENDINGS	30,190.35
40.1.8.10.00.00	Foreign Onlendings	30,190.35
40.1.9.00.00.00	OTHER LIABILITIES	3,937,149.54
40.1.9.10.00.00	Collection of Taxes and Social Contributions	471,897.01
40.1.9.20.00.00	Foreign Exchange Portfolio	988,297.79
40.1.9.30.00.00	Social and Statutory	474,509.79
40.1.9.40.00.00	Taxes and Social Security	380,832.90
40.1.9.50.00.00	Negotiation and Intermediation of Securities	1,299.90
40.1.9.85.00.00	Subordinated Debit	25,138.81

40.1.9.87.00.00	Derivative Financial Instruments	1,035,735.03
40.1.9.90.00.00	Sundry	559,438.31
40.2.0.00.00.00	LONG-TERM LIABILITIES	32,220,858.39
40.2.1.00.00.00	DEPOSITS	21,392,547.40
40.2.1.30.00.00	Interbank Deposits	5,090,840.53
40.2.1.40.00.00	Time Deposits	16,301,706.87
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	447,643.74
40.2.3.30.00.00	Mortgage Notes	8,671.44
40.2.3.50.00.00	Securities Abroad	438,972.30
40.2.6.00.00.00	BORROWINGS	983,597.70
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	568.72
40.2.6.30.00.00	Foreign Borrowings	983,028.98
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,364,112.25
40.2.7.10.00.00	National Treasury	56,536.28
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,799,047.75
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,423,923.14
40.2.7.90.00.00	Other Institutions	84,605.08
40.2.8.00.00.00	FOREIGN ONLENDINGS	73,645.43
40.2.8.10.00.00	Foreign Onlendings	73,645.43
40.2.9.00.00.00	OTHER LIABILITIES	5,959,311.87
40.2.9.20.00.00	Foreign Exchange Portfolio	26,682.84
40.2.9.40.00.00	Taxes and Social Security	916,384.86
40.2.9.85.00.00	Subordinated Debt	2,746,283.69
40.2.9.87.00.00	Derivative Financial Instruments	172,647.91
40.2.9.90.00.00	Sundry	2,097,312.57
40.5.0.00.00.00	DEFERRED INCOME	23,232.40
40.5.1.00.00.00	Deferred Income	23,232.40
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	9,815,893.69
40.6.1.00.00.00	Capital	8,000,000.00
40.6.1.10.00.00	Local Residents	5,459,887.76
40.6.1.20.00.00	Foreign Residents	2,540,112.24
40.6.4.00.00.00	Capital Reserves	160,037.05
40.6.5.00.00.00	Revaluation Reserves	5,436.91
40.6.6.00.00.00	Revenue Reserves	1,732,324.57
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(28,732.85)
40.6.9.00.00.00	Treasury Stocks	(53,171.99)

7003 - STATEMENT OF INCOME

		From April 1, 2006	From January 1, 2006
CODE	DESCRIPTION	to June 30, 2006	to June 30, 2006

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,069,655.58	6,512,979.85
10.1.1.10.10.11	Lending Operations	1,502,389.29	3,128,885.69
10.1.1.10.10.15	Marketable Securities	1,302,424.54	2,694,213.24
10.1.1.10.10.16	Derivative Financial Instruments	143,797.07	435,326.64
10.1.1.10.10.19	Compulsory Deposits	121,044.68	254,554.28
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,006,071.61)	(4,276,863.17)
10.1.1.10.20.12	Deposits and Securities Sold	(1,615,849.62)	(3,524,908.11)
10.1.1.10.20.14	Borrowings and Onlendings	(12,402.00)	(123,909.13)
10.1.1.10.20.18	Foreign Exchange Transactions	(96,086.23)	(94,024.93)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(281,733.76)	(534,021.00)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,063,583.97	2,236,116.68
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(342,946.80)	(822,783.80)
10.1.1.20.21.00	Services Rendered	486,034.07	926,667.58
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(423,444.01)	(854,653.05)
10.1.1.20.24.00	Other Administrative Expenses	(423,660.91)	(834,401.06)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(148,422.53)	(293,232.98)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	303,158.35	627,137.68
10.1.1.20.25.00	Other Operating Income	48,150.86	77,135.51
10.1.1.20.32.00	Other Operating Expenses	(184,762.63)	(471,437.48)
10.1.1.00.00.00	OPERATING INCOME	720,637.17	1,413,332.88
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(9,848.36)	(15,957.54)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	710,788.81	1,397,375.34
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(67,375.67)	(142,362.10)
10.2.1.00.00.00	Provision for Income Tax	(57,695.08)	(171,877.64)
10.2.2.00.00.00	Provision for Social Contribution	(28,042.08)	(69,500.46)
10.2.3.00.00.00	Deferred Tax Asset	18,361.49	99,016.00
10.3.0.00.00.00	PROFIT SHARING	(95,503.61)	(186,658.40)
10.0.0.00.00.00	NET INCOME	547,909.53	1,068,354.84
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(213,882.41)	(416,804.44)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000195836199364	0.000381856018160

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

								UNREALIZED
								GAINS AND
								LOSSES-
								MARKETABLE
								SECURITIES
						REVENUE RESERVES		AND

					REVALUATION			DERIVATIVE
			CAPITAL	CAPITAL	RESERVE ON			FINANCIAL	RETAINED	TREASURY
CODE		CAPITAL	INCREASE	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL

00.0.1.00.00.00	AT APRIL 1, 2006	5,000,000.00	-	159,613.29	5,471.85	483,033.89	3,689,697.83	(9,759.72)	227,868.56	(53,280.15)	9,502,645.55
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	-	(861.58)	-	(861.58)
00.0.1.03.00.00	REVERSAL OF RESERVES	-	-	-	-	-	(90,516.30)	-	90,516.30	-	-
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES
	ADJUSTMENTS - MARKETABLE SECURITIES
	AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	-	(18,973.13)	-	-	(18,973.13)
00.0.1.05.00.00	CAPITAL INCREASE	-	3,000,000.00	-	-	-	(3,000,000.00)	-	-	-	-
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	OWN STOCKS ACQUISITION / CANCELATION	-		-	-	-	(1,441.25)	-	-	108.16	(1,333.09)
00.0.1.12.00.00	RESTATEMENT OF MEMBERSHIP CERTIFICATES	-	-	423.76	-	-	-	-	-	-	423.76
00.0.1.15.00.00	REVALUATION RESERVE ON
	SUBISIDIARIES/ASSOCIATED	-	-	-	(34.94)	-	-	-	-	-	(34.94)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-		-	-	-	-	-	547,909.53	-	547,909.53
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	RESERVES	-	-	-	-	53,417.74	598,132.66	-	(651,550.40)	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-		-	-	-	-	-	(213,882.41)	-	(213,882.41)
00.0.1.01.00.00	AT JUNE 30, 2006	5,000,000.00	3,000,000.00	160,037.05	5,436.91	536,451.63	1,195,872.94	(28,732.85)	-	(53,171.99)	9,815,893.69
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	3,000,000.00	423.76	(34.94)	53,417.74	(2,493,824.89)	(18,973.13)	(227,868.56)	108.16	313,248.14
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE										0.000152901667565

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

		From April 1, 2006
CODE	DESCRIPTION	to June 30, 2006

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	6,474,942.93
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	295,698.71
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	11,148.96
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(2,194.67)
10.3.3.00.00.00	Other (+/-)	(2,194.67)
10.5.0.00.00.00	THIRD PARTY FUNDS	6,170,289.93
10.5.1.00.00.00	Increase in Liabilities	5,238,635.64
10.5.1.01.00.00	Deposits	2,954,294.71
10.5.1.02.00.00	Securities Purchased Under Resale Agreements	2,128,943.07
10.5.1.05.00.00	Mortgage notes	155,397.86
10.5.2.00.00.00	Decrease in Assets	823,099.18
10.5.2.03.00.00	Interbank and Interdepartmental accounts	300,806.15
10.5.2.06.00.00	Other Liabilities	522,293.03
10.5.3.00.00.00	Sale of Assets and Investments	16,966.04
10.5.3.02.00.00	Foreclosed Assets	16,965.82
10.5.3.03.00.00	Fixed Assets	0.22
10.5.4.00.00.00	Dividends Received from Subsidiary Companies	91,589.07
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	6,371,453.22
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	213,882.41
20.4.0.00.00.00	INVESTMENTS IN	460,037.69
20.4.2.00.00.00	Foreclosed Assets	21,341.48
20.4.3.00.00.00	Fixed Assets	18,677.92
20.4.5.00.00.00	Investments	420,018.29
20.5.0.00.00.00	DEFERRED CHARGES	62,062.44
20.6.0.00.00.00	INCREASE IN ASSETS	4,880,196.53
20.6.1.00.00.00	Interbank Investments	452,284.74
20.6.2.00.00.00	Marketable Securitites and Derivative Financial Instruments	2,328,171.46
20.6.4.00.00.00	Lending Operations	2,082,879.20
20.6.7.00.00.00	Other Assets	16,861.13
20.7.0.00.00.00	DECREASE IN LIABILITIES	755,274.15
20.7.7.00.00.00	Interbank and Interdepartmental accounts	62,448.11
20.7.8.00.00.00	Borrowings and Onlendings	379,119.10
20.7.9.00.00.00	Other Liabilities	313,706.94
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	103,489.71

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,105,921.56
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,209,411.27
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	103,489.71

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	June 30, 2006

10.0.0.00.00.00	TOTAL ASSETS	98,216,713.12
10.1.0.00.00.00	CURRENT ASSETS	69,860,957.68
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,357,043.69
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	15,463,831.68
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	11,400,784.15
10.1.2.22.00.00	Interbank Deposits	4,063,047.53
10.1.3.00.00.00	MARKETABLE SECURITIES	14,622,727.76
10.1.3.10.00.00	Own Portfolio	8,175,350.84
10.1.3.20.00.00	Subject to Repurchase Commitments	3,583,794.56
10.1.3.45.00.00	Títulos Objeto de Operações Compromissadas	2,114.77
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,143,452.86
10.1.3.40.00.00	Pledged under Guarantees Rendered	594,532.84
10.1.3.85.00.00	Derivative Financial Instruments	1,123,481.89
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,947,784.13
10.1.4.10.00.00	Payments and Receipts Pending Settlement	714,498.95
10.1.4.20.00.00	Compulsory Deposits	5,199,045.96
10.1.4.20.10.00	Brazilian Central Bank	5,197,774.57
10.1.4.20.40.00	National Housing System - SFH	1,271.39
10.1.4.80.00.00	Correspondent Banks	34,239.22
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	50,397.98
10.1.5.10.00.00	Third-party Funds in Transit	1,136.62
10.1.5.20.00.00	Internal Transfers of Funds	49,261.36
10.1.6.00.00.00	LENDING OPERATIONS	22,683,489.58
10.1.6.10.00.00	Lending Operations	24,430,851.20
10.1.6.10.10.00	Public Sector	147,781.11
10.1.6.10.20.00	Private Sector	24,283,070.09
10.1.6.90.00.00	Allowance for Losses on Lending	(1,747,361.62)
10.1.7.00.00.00	LEASING OPERATIONS	597,821.50
10.1.7.10.00.00	Leasing Operations	607,566.22
10.1.7.10.20.00	Private Sector	607,566.22
10.1.7.90.00.00	Allowance for Losses on Leasing	(9,744.72)
10.1.8.00.00.00	OTHER CREDITS	8,624,195.86
10.1.8.20.00.00	Foreign Exchange Portfolio	2,471,382.90
10.1.8.30.00.00	Income Receivable	227,290.62
10.1.8.40.00.00	Negotiation and Intermediation of Securities	228,119.12
10.1.8.70.00.00	Sundry	5,759,807.20
10.1.8.90.00.00	Allowance for Losse on Other Credits	(62,403.98)
10.1.9.00.00.00	OTHER ASSETS	513,665.50
10.1.9.40.00.00	Other Assets	212,792.88
10.1.9.70.00.00	Allowance for Other Assets Losses	(58,355.52)
10.1.9.90.00.00	Prepaid Expenses	359,228.14
10.2.0.00.00.00	LONG-TERM ASSETS	25,158,305.07
10.2.2.00.00.00	INTERBANK INVESTMENTS	856,678.28
10.2.2.22.00.00	Interbank Deposits	856,678.28
10.2.3.00.00.00	MARKETABLE SECURITIES	7,560,169.69
10.2.3.10.00.00	Own Portfolio	3,638,259.27
10.2.3.20.00.00	Subject to Repurchase Commitments	3,145,354.02
10.2.3.70.00.00	Pledged with Brazilian Central Bank	24,966.74
10.2.3.40.00.00	Pledged under Guarantees Rendered	415,698.52
10.2.3.85.00.00	Derivative Financial Instruments	335,891.14
10.2.4.00.00.00	INTERBANK ACCOUNTS	51,163.15
10.2.4.20.00.00	Compulsory Deposits	51,163.15
10.2.4.20.40.00	National Housing System - SFH	51,163.15
10.2.6.00.00.00	LENDING OPERATIONS	11,145,121.86

10.2.6.10.00.00	Lending Operations	11,653,398.66
10.2.6.10.10.00	Public Sector	831,320.44
10.2.6.10.20.00	Private Sector	10,822,078.22
10.2.6.90.00.00	Allowance for Losses on Lending	(508,276.80)
10.2.7.00.00.00	LEASING OPERATIONS	533,531.34
10.2.7.10.00.00	Leasing Operations	545,849.38
10.2.7.10.20.00	Private Sector	545,849.38
10.2.7.90.00.00	Allowance for Losses on Leasing	(12,318.04)
10.2.8.00.00.00	OTHER CREDITS	4,704,244.72
10.2.8.10.00.00	Receivables on Guarantees Honored	39.79
10.2.8.20.00.00	Foreign Exchange Portfolio	26,480.14
10.2.8.30.00.00	Income Receivable	9,026.87
10.2.8.40.00.00	Negotiation and Intermediation of Securities	213.67
10.2.8.70.00.00	Sundry	4,671,412.29
10.2.8.90.00.00	Allowance for Losses on Other Credits	(2,928.04)
10.2.9.00.00.00	OTHER ASSETS	307,396.03
10.2.9.90.00.00	Prepaid Expenses	307,396.03
10.3.0.00.00.00	PERMANENT ASSETS	3,197,450.37
10.3.1.00.00.00	INVESTMENTS	1,335,315.95
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,214,976.17
10.3.1.20.10.00	Local	1,214,976.17
10.3.1.50.00.00	Other Investments	186,300.54
10.3.1.90.00.00	Allowance for Losses	(65,960.76)
10.3.2.00.00.00	FIXED ASSETS	855,782.57
10.3.2.30.00.00	Land and buildings in use	618,813.39
10.3.2.40.00.00	Other Fixed Assets	1,488,744.09
10.3.2.90.00.00	Accumulated Depreciation	(1,251,774.91)
10.3.4.00.00.00	DEFERRED CHARGES	1,006,351.85
10.3.4.10.00.00	Organization and Expansion Costs	1,654,611.69
10.3.4.90.00.00	Accumulated Amortization	(648,259.84)
40.0.0.00.00.00	TOTAL LIABILITIES	98,216,713.12
40.1.0.00.00.00	CURRENT LIABILITIES	56,675,248.87
40.1.1.00.00.00	DEPOSITS	22,612,869.78
40.1.1.10.00.00	Demand Deposits	4,403,669.36
40.1.1.20.00.00	Savings Deposits	5,187,373.38
40.1.1.30.00.00	Interbank Deposits	90,064.88
40.1.1.40.00.00	Time Deposits	12,931,529.29
40.1.1.90.00.00	Other Deposits	232.87
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	13,227,616.73
40.1.2.10.00.00	Own Portfolio	9,723,010.53
40.1.2.20.00.00	Third Parties Portfolio	3,235,173.11
40.1.2.30.00.00	Unrestricted Portfolio	269,433.09
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,256,391.41
40.1.3.30.00.00	Mortgage Notes	712,492.59
40.1.3.50.00.00	Securities Abroad	543,898.82
40.1.4.00.00.00	INTERBANK ACCOUNTS	665,950.14
40.1.4.10.00.00	Receipts and Payments Pending Settlement	642,283.89
40.1.4.40.00.00	Correspondent Banks	23,666.25
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	317,586.78
40.1.5.10.00.00	Third-Party Funds in Transit	311,021.59
40.1.5.20.00.00	Internal Transfer of Funds	6,565.19
40.1.6.00.00.00	BORROWINGS	1,927,163.83
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	220.01
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	170,445.71
40.1.6.30.00.00	Foreign Borrowings	1,756,498.11
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,245,120.62
40.1.7.10.00.00	National Treasury	18,833.40
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	650,359.93

40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,565,736.68
40.1.7.90.00.00	Other Instituituions	10,190.61
40.1.8.00.00.00	FOREIGN ONLENDINGS	30,190.35
40.1.8.10.00.00	Foreign Onlendings	30,190.35
40.1.9.00.00.00	OTHER LIABILITIES	14,392,359.23
40.1.9.10.00.00	Collection of Taxes and Social Contributions	527,874.50
40.1.9.20.00.00	Foreign Exchange Portfolio	988,297.79
40.1.9.30.00.00	Social and Statutory	557,780.09
40.1.9.40.00.00	Taxes and Social Security	694,830.81
40.1.9.50.00.00	Negotiation and Intermediation of Securities	224,592.20
40.1.9.85.00.00	Subordinated Debt	23,209.53
40.1.9.87.00.00	Derivative Financial Instruments	993,437.27
40.1.9.90.00.00	Sundry	10,382,337.04
40.2.0.00.00.00	LONG-TERM LIABILITIES	30,842,093.85
40.2.1.00.00.00	DEPOSITS	16,163,654.60
40.2.1.40.00.00	Time Deposits	16,163,654.60
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	379,216.55
40.2.3.30.00.00	Mortgage Notes	6,648.67
40.2.3.50.00.00	Securities Abroad	372,567.88
40.2.6.00.00.00	BORROWINGS	915,408.59
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	568.72
40.2.6.30.00.00	Foreign Borrowings	914,839.87
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,791,979.48
40.2.7.10.00.00	National Treasury	56,536.28
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,799,047.75
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,851,790.37
40.2.7.90.00.00	Other Instituituions	84,605.08
40.2.8.00.00.00	FOREIGN ONLENDINGS	73,645.43
40.2.8.10.00.00	Foreign Onlendings	73,645.43
40.2.9.00.00.00	OTHER LIABILITIES	9,518,189.20
40.2.9.20.00.00	Foreign Exchange Portfolio	26,682.84
40.2.9.40.00.00	Taxes and Social Security	2,167,511.63
40.2.9.85.00.00	Subordinated Debt	2,714,801.35
40.2.9.87.00.00	Derivative Financial Instruments	172,647.91
40.2.9.90.00.00	Sundry	4,436,545.47
40.5.0.00.00.00	DEFERRED INCOME	51,005.64
40.5.1.00.00.00	Deferred Income	51,005.64
40.9.0.00.00.00	MINORITY INTEREST	832,471.07
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	9,815,893.69
40.6.1.00.00.00	Capital	8,000,000.00
40.6.1.10.00.00	Local Residents	5,459,887.76
40.6.1.20.00.00	Foreign Residents	2,540,112.24
40.6.4.00.00.00	Capital Reserves	160,037.05
40.6.5.00.00.00	Revaluation Reserve	5,436.91
40.6.6.00.00.00	Revenue Reserves	1,732,324.57
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(28,732.85)
40.6.9.00.00.00	Treasury Stocks	(53,171.99)

7007 - CONSOLIDATED STATEMENT OF INCOME

		From April 1, 2006	From January 1, 2006
CODE	DESCRIPTION	to June 30, 2006	to June 30, 2006

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,768,738.80	7,908,131.95
10.1.1.10.10.11	Lending Operations	2,513,338.69	5,144,792.67
10.1.1.10.10.13	Leasing Operations	51,420.59	90,439.02
10.1.1.10.10.15	Marketable Securities	903,976.79	1,983,933.76
10.1.1.10.10.16	Derivative Financial Instruments	178,074.45	432,825.99
10.1.1.10.10.19	Compulsory Deposits	121,928.28	256,140.51
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,171,723.54)	(4,579,888.19)
10.1.1.10.20.12	Deposits and Securities Sold	(1,372,528.31)	(3,007,031.96)
10.1.1.10.20.14	Borrowings and Onlendings	(36,167.06)	(169,854.33)
10.1.1.10.20.18	Foreign Exchange Transactions	(95,715.89)	(93,244.41)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(667,312.28)	(1,309,757.49)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,597,015.26	3,328,243.76
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(729,212.20)	(1,625,910.73)
10.1.1.20.21.00	Services Rendered	900,314.20	1,763,620.14
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(544,420.43)	(1,086,282.80)
10.1.1.20.24.00	Other Administrative Expenses	(828,842.38)	(1,642,148.47)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(262,631.83)	(502,040.04)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	18,998.17	35,052.77
10.1.1.20.25.00	Other Operating Income	1,399,614.35	2,762,341.45
10.1.1.20.32.00	Other Operating Expenses	(1,412,244.28)	(2,956,453.78)
10.1.1.00.00.00	OPERATING INCOME	867,803.06	1,702,333.03
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	682.06	(1,924.98)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	868,485.12	1,700,408.05
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(158,464.71)	(305,813.13)
10.2.1.00.00.00	Provision for income tax	(148,963.19)	(332,755.99)
10.2.2.00.00.00	Provision for social contribution	(52,093.93)	(111,235.08)
10.2.3.00.00.00	Deferred tax asset	42,592.41	138,177.94
10.3.0.00.00.00	PROFIT SHARING	(109,724.59)	(221,602.49)
40.0.0.00.00.00	MINORITY INTEREST	(52,386.29)	(104,637.59)
10.0.0.00.00.00	NET INCOME	600,295.82	1,172,992.43
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(213,882.41)	(416,804.44)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000214560334227	0.000419256039175

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

								UNREALIZED
								GAINS AND
								LOSSES-
								MARKETABLE
								SECURITIES
						REVENUE RESERVES		AND

					REVALUATION			DERIVATIVE
			CAPITAL	CAPITAL	RESERVE ON			FINANCIAL	RETAINED	TREASURY
CODE		CAPITAL	INCREASE	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL

00.0.1.00.00.00	AT APRIL 1, 2006	5,000,000.00	-	159,613.29	5,471.85	483,033.89	3,689,697.83	(9,759.72)	227,868.56	(53,280.15)	9,502,645.55
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	-	(861.58)	-	(861.58)
00.0.1.03.00.00	REVERSAL OF RESERVES	-	-	-	-	-	(90,516.30)	-	90,516.30	-	-
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES
	ADJUSTMENTS - MARKETABLE SECURITIES
	AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	-	(18,973.13)	-	-	(18,973.13)
00.0.1.05.00.00	CAPITAL INCREASE	-	3,000,000.00	-	-	-	(3,000,000.00)	-	-	-	-
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	OWN STOCKS ACQUISITION / CANCELATION	-		-	-	-	(1,441.25)	-	-	108.16	(1,333.09)
00.0.1.12.00.00	RESTATEMENT OF MEMBERSHIP CERTIFICATES	-	-	423.76	-	-	-	-	-	-	423.76
00.0.1.15.00.00	REVALUATION RESERVE ON
	SUBISIDIARIES/ASSOCIATED	-	-	-	(34.94)	-	-	-	-	-	(34.94)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-		-	-	-	-	-	547,909.53	-	547,909.53
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	RESERVES	-	-	-	-	53,417.74	598,132.66	-	(651,550.40)	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-		-	-	-	-	-	(213,882.41)	-	(213,882.41)
00.0.1.01.00.00	AT JUNE 30, 2006	5,000,000.00	3,000,000.00	160,037.05	5,436.91	536,451.63	1,195,872.94	(28,732.85)	-	(53,171.99)	9,815,893.69
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	3,000,000.00	423.76	(34.94)	53,417.74	(2,493,824.89)	(18,973.13)	(227,868.56)	108.16	313,248.14
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE										0.000152901667565

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

		From April 1, 2006
CODE	DESCRIPTION	to June 30, 2006

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	5,805,299.59
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	660,993.03
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(9,092.07)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(2,194.67)
10.3.3.00.00.00	Other (+/-)	(2,194.67)
10.5.0.00.00.00	THIRD PARTY FUNDS	5,155,593.30
10.5.1.00.00.00	Increase in Liabilities	4,541,612.24
10.5.1.01.00.00	Deposits	2,061,522.43
10.5.1.02.00.00	Securities Purchased Under Resale Agreements	1,871,152.28
10.5.1.05.00.00	Morgage Notes	153,730.98
10.5.1.09.00.00	Other Liabilities	455,206.55
10.5.2.00.00.00	Decrease in Assets	572,210.11
10.5.2.03.00.00	Interbank and Interdepartmental accounts	265,056.60
10.5.2.06.00.00	Other Credits	307,153.51
10.5.3.00.00.00	Sale of Assets and Investments	41,770.95
10.5.3.02.00.00	Foreclosed Assets	28,392.76
10.5.3.03.00.00	Fixed Assets	2,112.44
10.5.3.05.00.00	Investments	11,265.75
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	5,694,538.36
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	213,882.41
20.4.0.00.00.00	INVESTMENTS IN	135,327.82
20.4.2.00.00.00	Foreclosed Assets	31,111.02
20.4.3.00.00.00	Fixed Assets	34,970.89
20.4.5.00.00.00	Investments	69,245.91
20.5.0.00.00.00	DEFERRED CHARGES	126,596.61
20.6.0.00.00.00	INCREASE IN ASSETS	4,819,243.87
20.6.1.00.00.00	Interbank Investments	695,726.05
20.6.3.00.00.00	Interbank and Interdepartmental accounts	1,957,671.19
20.6.4.00.00.00	Lending Operations	1,919,947.85
20.6.5.00.00.01	Leasing Operations	219,166.21
20.6.7.00.00.00	Other Assets	26,732.57
20.7.0.00.00.00	DECREASE IN LIABILITIES	399,487.65
20.7.7.00.00.00	Interbank and Interdepartmental accounts	67,228.48
20.7.8.00.00.00	Borrowings and Onlendings	332,259.17
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	110,761.23

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,246,282.46
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,357,043.69
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	110,761.23

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	June 30, 2006

10.0.0.00.00.00	TOTAL ASSETS	92,453,146.37
10.1.0.00.00.00	CURRENT ASSETS	62,279,677.72
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,335,704.12
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	14,595,466.24
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	11,364,099.69
10.1.2.22.00.00	Interbank Deposits	3,231,366.55
10.1.3.00.00.00	MARKETABLE SECURITIES	8,782,703.83
10.1.3.10.00.00	Own Portfolio	2,569,942.30
10.1.3.20.00.00	Subject to Repurchase Commitments	3,580,237.83
10.1.3.45.00.00	Subject to Commitments	2,114.77
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,143,452.86
10.1.3.40.00.00	Pledged under Guarantees Rendered	395,596.80
10.1.3.85.00.00	Derivative Financial Instruments	1,091,359.27
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,961,013.16
10.1.4.10.00.00	Payments and Receipts Pending Settlement	720,752.41
10.1.4.20.00.00	Compulsory Deposits	5,199,122.61
10.1.4.20.10.00	Brazilian Central Bank	5,197,851.22
10.1.4.20.40.00	National Housing System - SFH	1,271.39
10.1.4.80.00.00	Correspondent Banks	41,138.14
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	47,000.93
10.1.5.10.00.00	Third-party Funds in Transit	1,136.62
10.1.5.20.00.00	Internal Transfers of Funds	45,864.31
10.1.6.00.00.00	LENDING OPERATIONS	23,407,379.03
10.1.6.10.00.00	Lending Operations	25,299,457.08
10.1.6.10.10.00	Public Sector	147,781.11
10.1.6.10.20.00	Private Sector	25,151,675.97
10.1.6.90.00.00	Allowance for Losses on Lending	(1,892,078.05)
10.1.7.00.00.00	LEASING OPERATIONS	(5,236.31)
10.1.7.10.00.00	Leasing Operations	471,448.40
10.1.7.10.20.00	Private Sector	471,448.40
10.1.7.80.00.00	Unearned Leasing Income	(465,235.03)
10.1.7.90.00.00	Allowance for Losses on Leasing	(11,449.68)
10.1.8.00.00.00	OTHER CREDITS	7,788,456.91
10.1.8.20.00.00	Foreign Exchange Portfolio	2,471,382.90
10.1.8.30.00.00	Income Receivable	169,087.35
10.1.8.40.00.00	Negotiation and Intermediation of Securities	226,133.05
10.1.8.70.00.00	Sundry	4,978,386.27
10.1.8.90.00.00	Allowance for Losses on Other Credits	(56,532.66)
10.1.9.00.00.00	OTHER ASSETS	367,189.81
10.1.9.40.00.00	Other Assets	153,686.55
10.1.9.70.00.00	Allowance for Other Assets Losses	(47,815.52)
10.1.9.90.00.00	Prepaid Expenses	261,318.78
10.2.0.00.00.00	LONG-TERM ASSETS	22,466,741.47
10.2.2.00.00.00	INTERBANK INVESTMENTS	805,806.53
10.2.2.22.00.00	Interbank Deposits	805,806.53
10.2.3.00.00.00	MARKETABLE SECURITIES	6,035,597.79
10.2.3.10.00.00	Own Portfolio	2,131,926.82
10.2.3.20.00.00	Subject to Repurchase Commitments	3,145,354.02
10.2.3.70.00.00	Pledged with Brazilian Central Bank	24,966.74
10.2.3.40.00.00	Pledged under Guarantees Rendered	400,471.82
10.2.3.85.00.00	Derivative Financial Instruments	332,878.39
10.2.4.00.00.00	INTERBANK ACCOUNTS	51,163.15
10.2.4.20.00.00	Compulsory Deposits	51,163.15
10.2.4.20.40.00	National Housing System - SFH	51,163.15
10.2.6.00.00.00	LENDING OPERATIONS	11,182,016.89

10.2.6.10.00.00	Lending Operations	11,696,129.40
10.2.6.10.10.00	Public Sector	831,320.44
10.2.6.10.20.00	Private Sector	10,864,808.96
10.2.6.90.00.00	Allowance for Losses on Lending	(514,112.51)
10.2.7.00.00.00	LEASING OPERATIONS	(10,613.08)
10.2.7.10.00.00	Leasing Operations	432,583.87
10.2.7.10.20.00	Private Sector	432,583.87
10.2.7.80.00.00	Unearned Leasing Income	(432,583.87)
10.2.7.90.00.00	Allowance for Losses on Leasing	(10,613.08)
10.2.8.00.00.00	OTHER CREDITS	4,098,547.87
10.2.8.10.00.00	Receivables on Guarantees Honored	39.79
10.2.8.20.00.00	Foreign Exchange Portfolio	26,480.14
10.2.8.30.00.00	Income Receivable	9,026.87
10.2.8.40.00.00	Negotiation and Intermediation of Securities	213.68
10.2.8.70.00.00	Sundry	4,066,969.70
10.2.8.90.00.00	Allowance for Losses on Other Credits	(4,182.31)
10.2.9.00.00.00	OTHER ASSETS	304,222.32
10.2.9.90.00.00	Prepaid Expenses	304,222.32
10.3.0.00.00.00	PERMANENT ASSETS	7,706,727.18
10.3.1.00.00.00	INVESTMENTS	4,465,557.64
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	4,046,013.94
10.3.1.20.10.00	Local Residents	2,307,050.35
10.3.1.20.20.00	Foreign residents	1,738,963.59
10.3.1.50.00.00	Other Investments	468,635.68
10.3.1.90.00.00	Allowance for Losses	(49,091.98)
10.3.2.00.00.00	FIXED ASSETS	383,760.12
10.3.2.30.00.00	Land and buildings in use	199,365.61
10.3.2.40.00.00	Other Fixed Assets	973,424.37
10.3.2.90.00.00	Accumulated Depreciation	(789,029.86)
10.3.3.00.00.00	LEASED FIXED ASSETS	1,657,722.75
10.3.3.20.00.00	Leased Assets	2,083,734.28
10.3.3.90.00.00	Accumulated depreciation	(426,011.53)
10.3.4.00.00.00	DEFERRED CHARGES	1,199,686.67
10.3.4.10.00.00	Organization and Expansion Costs	1,698,014.90
10.3.4.90.00.00	Accumulated Amortization	(498,328.23)
40.0.0.00.00.00	TOTAL LIABILITIES	92,453,146.37
40.1.0.00.00.00	CURRENT LIABILITIES	53,677,235.21
40.1.1.00.00.00	DEPOSITS	24,346,435.14
40.1.1.10.00.00	Demand Deposits	4,546,685.18
40.1.1.20.00.00	Savings Deposits	5,187,373.38
40.1.1.30.00.00	Interbank Deposits	90,064.88
40.1.1.40.00.00	Time Deposits	14,522,078.83
40.1.1.90.00.00	Other Deposits	232.87
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	15,043,461.99
40.1.2.10.00.00	Own Portfolio	11,738,450.68
40.1.2.20.00.00	Third Parties Portfolio	3,035,578.21
40.1.2.30.00.00	Unrestricted Portfolio	269,433.10
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,225,385.57
40.1.3.30.00.00	Mortgage Notes	681,486.75
40.1.3.50.00.00	Securities Abroad	543,898.82
40.1.4.00.00.00	INTERBANK ACCOUNTS	683,367.82
40.1.4.10.00.00	Receipts and Payments Pending Settlement	646,604.03
40.1.4.40.00.00	Correspondent Banks	36,763.79
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	317,577.80
40.1.5.10.00.00	Third-Party Funds in Transit	311,020.89
40.1.5.20.00.00	Internal Transfer of Funds	6,556.91
40.1.6.00.00.00	BORROWINGS	1,758,583.91
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	220.01
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	1,865.79

40.1.6.30.00.00	Foreign Borrowings	1,756,498.11
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,245,120.62
40.1.7.10.00.00	National Treasury	18,833.40
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	650,359.93
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,565,736.68
40.1.7.90.00.00	Other Institutions	10,190.61
40.1.8.00.00.00	FOREIGN ONLENDING	30,193.34
40.1.8.10.00.00	Foreign Onlending	30,193.34
40.1.9.00.00.00	OTHER LIABILITIES	8,027,109.02
40.1.9.10.00.00	Collection of Taxes and Social Contributions	474,668.59
40.1.9.20.00.00	Foreign Exchange Portfolio	988,297.79
40.1.9.30.00.00	Social and Statutory	496,622.75
40.1.9.40.00.00	Taxes and Social Security	555,470.05
40.1.9.50.00.00	Negotiation and Intermediation of Securities	216,672.50
40.1.9.85.00.00	Subordinated Debt	23,209.53
40.1.9.87.00.00	Derivative Financial Instruments	993,263.83
40.1.9.90.00.00	Sundry	4,278,903.98
40.2.0.00.00.00	LONG-TERM LIABILITIES	28,818,885.95
40.2.1.00.00.00	DEPOSITS	16,507,216.29
40.2.1.40.00.00	Time Deposits	16,507,216.29
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	381,239.33
40.2.3.30.00.00	Mortgage Notes	8,671.45
40.2.3.50.00.00	Securities Abroad	372,567.88
40.2.6.00.00.00	BORROWINGS	915,408.59
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	568.72
40.2.6.30.00.00	Foreign Borrowings	914,839.87
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,791,979.48
40.2.7.10.00.00	National Treasury	56,536.28
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,799,047.75
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,851,790.37
40.2.7.90.00.00	Other Institutions	84,605.08
40.2.8.00.00.00	FOREIGN ONLENDINGS	73,642.43
40.2.8.10.00.00	Foreign Onlendings	73,642.43
40.2.9.00.00.00	OTHER LIABILITIES	7,149,399.83
40.2.9.20.00.00	Foreign Exchange Portfolio	26,682.84
40.2.9.40.00.00	Taxes and Social Security	1,861,405.83
40.2.9.85.00.00	Subordinated Debt	2,714,801.35
40.2.9.87.00.00	Derivative Financial Instruments	172,647.91
40.2.9.90.00.00	Sundry	2,373,861.90
40.5.0.00.00.00	DEFERRED INCOME	29,206.53
40.5.1.00.00.00	Deferred Income	29,206.53
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	9,927,818.68
40.6.1.00.00.00	Capital	8,048,359.92
40.6.1.10.00.00	Local Residents	5,501,934.18
40.6.1.20.00.00	Foreign Residents	2,546,425.74
40.6.4.00.00.00	Capital Reserves	180,886.63
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	5,437.17
40.6.6.00.00.00	Revenue Reserves	1,759,537.42
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(28,730.17)
40.6.8.00.00.00	Retained earnings	15,499.70
40.6.9.00.00.00	Treasury Stock	(53,171.99)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From April 1, 2006	From January 1, 2006
CODE	DESCRIPTION	to June 30, 2006	to June 30, 2006

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	4,060,003.63	8,264,994.19
10.1.1.10.10.11	Lending Operations	2,794,885.88	5,568,653.18
10.1.1.10.10.13	Leasing Operations	48,195.43	87,854.89
10.1.1.10.10.15	Marketable Securities	936,158.59	1,936,809.11
10.1.1.10.10.16	Derivative Financial Instruments	151,763.44	415,536.50
10.1.1.10.10.17	Foreign Exchange Transactions	7,072.01	-
10.1.1.10.10.19	Compulsory Deposits	121,928.28	256,140.51
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,566,030.92)	(5,192,070.78)
10.1.1.10.20.12	Deposits and Securities Sold	(1,626,105.46)	(3,330,485.10)
10.1.1.10.20.14	Borrowings and Onlendings	(218,913.82)	(399,121.72)
10.1.1.10.20.18	Foreign Exchange Transactions	-	(51,554.69)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(721,011.64)	(1,410,909.27)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,493,972.71	3,072,923.41
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(726,911.67)	(1,531,949.69)
10.1.1.20.21.00	Services Rendered	598,817.97	1,189,018.02
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(448,355.07)	(871,413.61)
10.1.1.20.24.00	Other Administrative Expenses	(860,434.86)	(1,706,911.37)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(162,512.61)	(331,244.02)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	208,703.88	294,885.79
10.1.1.20.25.00	Other Operating Income	469,574.81	1,220,729.67
10.1.1.20.32.00	Other Operating Expenses	(532,705.79)	(1,327,014.17)
10.1.1.00.00.00	OPERATING INCOME	767,061.04	1,540,973.72
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(13,039.44)	(21,072.40)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	754,021.60	1,519,901.32
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(104,311.02)	(209,888.78)
10.2.1.00.00.00	Provision for Income Tax	(111,872.17)	(266,934.05)
10.2.2.00.00.00	Provision for Social Contribution	(37,231.82)	(86,412.89)
10.2.3.00.00.00	Deferred Tax Asset	44,792.97	143,458.16
10.3.0.00.00.00	PROFIT SHARING	(96,899.50)	(224,344.37)
10.0.0.00.00.00	NET INCOME	552,811.08	1,085,668.17
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(213,882.41)	(416,804.44)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000197588133	0.000388044224

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

		From April 1, 2006
CODE	DESCRIPTION	to June 30, 2006

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	6,280,251.48
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	479,552.97
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	2,308.03
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(35,521.96)
10.3.3.00.00.00	Other (+/-)	(35,521.96)
10.5.0.00.00.00	THIRD PARTY FUNDS	5,833,912.44
10.5.1.00.00.00	Increase in Liabilities	4,891,799.46
10.5.1.01.00.00	Deposits	2,511,754.09
10.5.1.02.00.00	Securities Sold under Repurchase Agreements	2,224,647.49
10.5.1.05.00.00	Mortgage Notes	155,397.88
10.5.2.00.00.00	Decrease in Assets	730,633.54
10.5.2.03.00.00	Interbank and Interdepartmental accounts	261,428.45
10.5.2.06.00.00	Other Credits	469,205.09
10.5.3.00.00.00	Sale of Assets and Investments	136,889.81
10.5.3.02.00.00	Foreclosed Assets	27,147.58
10.5.3.04.00.00	Leased Fixed Assets	80,948.51
10.5.3.05.00.00	Investments	28,793.72
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	74,589.63
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	6,157,091.91
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	213,882.41
20.4.0.00.00.00	INVESTMENTS IN	887,293.36
20.4.2.00.00.00	Foreclosed Assets	30,356.38
20.4.3.00.00.00	Fixed Assets	22,216.35
20.4.4.00.00.00	Leased Fixed Assets	455,233.73
20.4.5.00.00.00	Investments	379,486.90
20.5.0.00.00.00	DEFERRED CHARGES	122,218.15
20.6.0.00.00.00	INCREASE IN ASSETS	4,546,204.49
20.6.1.00.00.00	Interbank Investments	567,714.03
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	2,049,307.21
20.6.4.00.00.00	Lending Operations	1,916,651.73
20.6.5.00.00.00	Leasing Operations	275.36
20.6.7.00.00.00	Other Assets	12,256.16
20.7.0.00.00.00	DECREASE IN LIABILITIES	387,493.50
20.7.7.00.00.00	Interbank and Interdepartmental accounts	35,495.48
20.7.8.00.00.00	Borrowings and Onlendings	347,100.58
20.7.9.00.00.00	Other Liabilities	4,897.44
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	123,159.57

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,212,544.55
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,335,704.12
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	123,159.57

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	June 30, 2006

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	94,954,262.87
10.1.0.00.00-2	AVAILABLE FUNDS	1,357,057.50
10.1.1.00.00-5	Cash	938,400.98
10.1.2.00.00-8	Bank Deposits	18,678.10
10.1.3.00.00-1	Free Reserves	228.88
10.1.5.00.00-7	Foreign Money Supply	399,749.54
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	372,655.97
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	27,093.57
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	16,320,509.97
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	11,400,784.15
10.2.1.10.00-1	RESALES TO LIQUIDATE - OWN PORTFOLIO	7,521,731.28
10.2.1.10.10-4	Federal Government Securities	7,501,151.66
10.2.1.10.90-8	Other	20,579.62
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	3,619,370.34
10.2.1.30.00-5	RESALES TO LIQUIDATE - SHORT POSITION	259,682.53
10.2.2.00.00-7	Interbank Deposits	4,889,463.13
10.2.2.10.00-4	INTERBANK DEPOSITS	4,889,463.13
10.2.6.00.00-9	Foreign Currency Investments	30,262.69
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	30,262.69
10.3.0.00.00-0	MARKETABLE SECURITIES	22,182,987.59
10.3.1.00.00-3	Marketable Securities	11,813,700.25
10.3.1.10.00-0	FIXED RATE SECURITIES	9,331,486.27
10.3.1.10.10-3	Federal Government Securities	6,281,846.47
10.3.1.10.30-9	Financial Institutions	772,744.08
10.3.1.10.62-2	Certificates of Real Estate Receivables	107,915.97
10.3.1.10.90-7	Others	2,168,979.75
10.3.1.15.00-5	MUTUAL FUNDS	1,051,113.65
10.3.1.20.00-7	FLOATING RATE SECURITIES - TECHNICAL PROVISIONS RESERVE	288,068.87
10.3.1.20.10-0	Listed companies stocks	188,706.40
10.3.1.20.20-3	Non-listed companies stocks	15,500.03
10.3.1.20.40-9	Equity Funds	83,862.44
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	1,143,031.46
10.3.1.85.10-7	Brazilian Sovereign Bonds	209,499.66
10.3.1.85.20-0	Securities of Foreign Governments	236,991.79
10.3.1.85.30-3	Brazilian State-Owned Companies	91,511.38
10.3.1.85.90-1	Others	605,028.63
10.3.2.00.00-6	Subject to Commitments	6,729,148.58
10.3.2.10.00-3	SUBJECT TO REPURCHASE COMMITMENTS	6,729,148.58
10.3.2.10.10-6	Federal Government Securities	6,725,281.97
10.3.2.10.90-0	Other	3,866.61
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	1,459,373.03
10.3.3.10.00-6	Derivative Financial Instruments	599,020.14
10.3.3.15.00-1	Derivative Financial Instruments - SWAP	860,352.89
10.3.4.00.00-2	Pledged With Brazilian Central Bank	1,168,419.60
10.3.4.10.00-9	PLEDGED WITH BRAZILIAN CENTRAL BANK	1,168,419.60
10.3.6.00.00-8	Pledged Under Guarantee Rendered	1,010,231.36
10.3.6.10.00-5	PLEDGED UNDER GUARANTEE RENDERED	1,010,231.36
10.3.6.10.10-8	Federal Government Securities	823,670.91
10.3.6.10.90-2	Other	186,560.45
10.3.7.00.00-1	UNRESTRICTED SECURITIES SUBJECT TO COMMITMENTS	2,114.77
10.3.7.10.00-8	Unrestricted securities	2,114.77
10.4.0.00.00-9	INTERBANK ACCOUNTS	5,999,674.69
10.4.1.00.00-2	Check Clearing	714,498.95
10.4.2.00.00-5	Restricted Deposits	5,250,209.11
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	5,197,774.57
10.4.2.50.00-0	SFH - FAHBRE AND FGTS DEPOSITS TO REIMBURSE	1,271.39
10.4.2.65.00-2	SFH - SALARY VARIATIONS COMPENSATION FUND	51,163.15
10.4.2.65.10-5	Novation Option	51,163.15
10.4.4.00.00-1	Correspondent Banks	34,966.63
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	46,511.06

10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	33,812,762.05
10.6.1.00.00-0	Lending Operations	33,828,611.44
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	21,260,428.45
10.6.1.20.00-4	FINANCING	12,276,910.88
10.6.1.30.00-1	AGRICULTURAL	1,090,548.64
10.6.1.40.00-8	REAL ESTATE LOANS	1,456,361.89
10.6.1.40.30-7	Habitational Loans	1,456,361.89
10.6.1.90.00-3	ALLOWANCE FOR LOAN LOSSES	(2,255,638.42)
10.6.2.00.00-3	Leasing Operations	(15,849.39)
10.6.2.10.00-0	LEASING OPERATIONS	6,213.37
10.6.2.90.00-6	ALLOWANCE FOR LEASING OPERATIONS LOSSES	(22,062.76)
10.9.0.00.00-4	OTHER RECEIVABLES	15,234,760.01
10.9.1.00.00-7	Guarantees Honored	39.79
10.9.2.00.00-0	Foreign Exchange	2,497,863.04
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	2,099,299.48
10.9.2.06.10-7	Export and Interbank Contracts	1,609,974.19
10.9.2.06.30-3	Financial	4,106.31
10.9.2.06.32-7	Financial - Foreign Exchange Contracts to Liquidate	153,781.58
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	331,437.40
10.9.2.25.00-9	RIGHTS ON FOREIGN EXCHANGE SOLD	456,052.16
10.9.2.25.10-2	Import And Financial Contracts	76,323.79
10.9.2.25.20-5	Interbank	42,123.00
10.9.2.25.22-9	Financial - Foreign Exchange Contracts to Compensate	1,828.64
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	335,776.73
10.9.2.26.00-8	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY	(84,094.63)
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT CONTRACTS	26,606.03
10.9.3.00.00-3	INCOME RECEIVABLE	254,074.55
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	228,332.75
10.9.4.10.00-3	REGISTER AND SETTLEMENT CASH	1,331.17
10.9.4.30.00-7	DEBTS TO LIQUIDATE	191,186.56
10.9.4.40.00-4	FINANCIAL ASSETS AND COMMODITIES TRANSACTIONS TO LIQUIDATE	31,228.58
10.9.4.53.00-8	INTERMEDIATION OF SWAP OPERATIONS	4,585.74
10.9.4.90.00-9	OTHER CREDITS FOR NEGOTIATION AND INTERMEDIATION	0.70
10.9.5.00.00-9	Specific Credits	1,124,634.44
10.9.5.30.00-0	INSURANCE COMPANIES	1,124,634.44
10.9.5.30.10-3	Receivables of Insurance Operations	1,110,118.66
10.9.5.30.20-6	Notes and Credits Receivable	14,515.78
10.9.7.00.00-5	Other	9,828,460.43
10.9.7.25.00-4	FORECLOSED ASSETS	188,701.29
10.9.7.25.90-1	Other Assets	188,701.29
10.9.7.30.00-6	PROVISION FOR LOSSES	(58,355.52)
10.9.7.30.90-3	Other Assets	(58,355.52)
10.9.7.40.00-3	DEFERRED TAX AND SOCIAL CONTRIBUTION	2,785,739.65
10.9.7.40.10-6	Deferred Tax - Real After 5 years	134,727.87
10.9.7.40.20-9	Deferred Tax - Real less than 5 years	1,791,776.73
10.9.7.40.50-8	Deferred Tax	859,235.05
10.9.7.45.00-8	PREPAID TAXES	844,159.99
10.9.7.50.00-0	TAX RECOVERY	49,102.03
10.9.7.90.00-8	FOREIGN DEBTORS	26,965.22
10.9.7.95.00-3	LOCAL DEBTORS	5,992,147.77
10.9.8.00.00-8	Nonperforming Loans and Allowance for Other Credits Losses	(64,200.14)
10.9.8.90.00-1	ALLOWANCE FOR OTHER CREDITS LOSSES	(64,200.14)
10.9.9.00.00-1	Prepaid Expenses	1,365,555.15
20.0.0.00.00-6	PERMANENT ASSETS	4,879,199.49
20.1.0.00.00-5	INVESTMENTS	894,397.49
20.1.2.00.00-1	Investments In Subsidiary Companies	225,458.78
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	225,458.78
20.1.2.10.90-5	Other	225,458.78
20.1.3.00.00-4	Fiscal Incentive Investments	6,727.26
20.1.4.00.00-7	Membership Certificates	40,963.51
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	40,995.84
20.1.4.10.10-7	Securities Exchanges and CETIP	40,727.65
20.1.4.10.90-1	Other	268.19

20.1.4.99.00-1	ALLOWANCE FOR MEMBERSHIP CERTIFICATES LOSSES	(32.33)
20.1.5.00.00-0	Stocks And Quotas	17,312.03
20.1.5.10.00-7	STOCKS AND QUOTAS	20,053.30
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	7,146.81
20.1.5.10.20-3	Other	12,906.49
20.1.5.20.00-4	SHARES OF PRIVATE COMPANIES	496.96
20.1.5.99.00-4	ALLOWANCE FOR SHARES AND QUOTAS LOSSES	(3,238.23)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(3,009.01)
20.1.9.00.00-2	Other Investments	603,935.91
20.1.9.90.00-5	OTHER INVESTMENTS	610,327.93
20.1.9.99.00-6	ALLOWANCE FOR LOSSES	(6,392.02)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	880,037.59
20.2.1.00.00-7	Storaged Furniture And Equipment	7,042.09
20.2.2.00.00-0	Property And Equipment In Process	6,923.38
20.2.3.00.00-3	Land And Buildings	442,300.97
20.2.3.10.00-0	LAND AND BUILDINGS	636,976.31
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(194,675.34)
20.2.4.00.00-6	Furniture And Equipment	117,350.80
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	338,196.80
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(220,846.00)
20.2.8.00.00-8	Others	306,420.35
20.2.8.90.00-1	OTHER OPERATING ASSETS	1,142,840.60
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(836,420.25)
20.3.0.00.00-3	LEASED ASSETS	1,637,271.95
20.4.0.00.00-2	DEFERRED CHARGES	1,467,492.46
20.4.1.00.00-5	Organization And Expansion Costs	3,238,098.49
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	66,825.56
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	3,171,272.93
20.4.9.00.00-9	Accumulated Amortization	(1,770,606.03)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(46,374.75)
20.4.9.90.00-2	OTHER	(1,724,231.28)
30.0.0.00.00-9	OFF-BALANCE ITEMS	771,450,769.75
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	9,502,447.28
30.1.1.00.00-1	Imported Credits Outstanding	92,892.45
30.1.3.00.00-7	Confirmed Exported Credits	18,659.07
30.1.4.00.00-0	Guarantees Provided	9,360,392.43
30.1.4.10.00-7	FINANCIAL INSTITUTIONS AUTHORIZED TO OPERATE BY BRAZILIAN
	CENTRAL BANK	203,827.03
30.1.4.90.00-3	Other	9,156,565.40
30.1.5.00.00-3	Co-Obligation For Credit Assignment	30,503.33
30.4.0.00.00-5	CUSTODY	117,203,477.57
30.4.2.00.00-1	Amounts Guaranteed by FGPC	13,135.87
30.4.6.00.00-3	Amounts Guaranteed By Pledged Deposits	76,761.21
30.4.8.00.00-9	Amounts Guaranteed By Financial Institutions	6,196.98
30.4.9.00.00-2	Other	117,107,383.51
30.5.0.00.00-4	COLLECTION	22,403,983.64
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	216,052,681.82
30.6.1.00.00-6	Equity, Financial Assets And Commodities	203,657,421.87
30.6.3.00.00-2	Guarantees Honored And Other Guarantees On Stock Exchange	11,377,065.94
30.6.5.00.00-8	Credit Risk On Swap Contracts	752,379.06
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	223,632.11
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	403,586.48
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	125,160.47
30.6.6.00.00-1	Derivatives credits - risk received	265,814.95
30.8.0.00.00-1	CONTRACTS	45,746,451.83
30.9.0.00.00-0	CONTROL	360,541,727.61
30.9.7.00.00-1	Capital Required To Market Risk Covery	1,190,892.11
30.9.7.10.00-8	EXCHANGE RATE	889,130.12
30.9.7.20.00-5	INTEREST RATE	301,761.99
30.9.8.00.00-4	CONTROL	2,454,238.62
30.9.8.10.00-1	Total Foreign Exchange Exposure	2,317,580.18
30.9.8.90.00-7	Deferred Tax - Limits	136,658.44

30.9.8.90.10-0	Deferred Tax from Gains	80,847.46
30.9.8.90.30-6	Deferred Tax Exclusion Level I	55,810.98
30.9.9.00.00-7	Other assets off-balance sheet	356,896,596.88
39.9.9.99.99-4	TOTAL ASSETS	871,284,232.11
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	89,134,091.93
40.1.0.00.00-1	DEPOSITS	38,776,524.41
40.1.1.00.00-4	Demand Deposits	4,400,835.58
40.1.2.00.00-7	Saving Deposits	5,187,373.38
40.1.3.00.00-0	Interbank Deposits	90,064.91
40.1.5.00.00-6	Time Deposits	29,095,183.89
40.1.8.00.00-5	Foreign Deposits	2,833.78
40.1.9.00.00-8	Other Deposits	232.87
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	13,227,616.73
40.2.1.00.00-3	Own Portfolio	9,723,010.53
40.2.2.00.00-6	Third Parties	3,235,173.11
40.2.3.00.00-9	Unrestricted Notes	269,433.09
40.3.0.00.00-9	RESOURCES FROM SECURITIES ISSUED	1,635,607.95
40.3.1.00.00-2	Mortgage Notes	719,141.25
40.3.3.00.00-8	Securities Abroad	916,466.70
40.4.0.00.00-8	INTERBANK ACCOUNTS	666,677.55
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	313,699.87
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	8,983,511.48
40.6.1.00.00-9	Borrowings	2,842,575.61
40.6.1.10.00-6	LOCAL BORROWINGS	171,237.63
40.6.1.20.00-3	FOREIGN BORROWINGS	2,671,337.98
40.6.2.00.00-2	Onlendings	6,140,935.87
40.6.2.10.00-9	LOCAL ONLENDINGS	6,037,100.10
40.6.2.20.00-6	FOREIGN ONLENDINGS	103,835.77
40.7.0.00.00-5	Derivative Financial Instruments	1,166,085.18
40.8.0.00.00-4	OTHER LIABILITIES	21,626,357.89
40.8.1.00.00-7	Collection Of Taxes And Social Contributions	527,874.50
40.8.2.00.00-0	Foreign Exchange Portfolio	1,014,980.63
40.8.3.00.00-3	Social And Statutory	557,790.25
40.8.3.10.00-0	DIVIDENDS PAYABLE	433,765.24
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	14,436.73
40.8.3.30.00-4	GRATUITY AND INTEREST PAYABLE	109,588.28
40.8.4.00.00-6	Taxes And Social Security	2,862,377.56
40.8.4.10.00-3	INCOME TAX AND SOCIAL CONTRIBUTION	346,233.92
40.8.4.15.00-8	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	195,606.99
40.8.4.20.00-0	TAXES PAYABLE	294,046.18
40.8.4.30.00-7	PROVISION FOR DEFERRED TAX	87,181.20
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	1,939,309.27
40.8.5.00.00-9	Negotiation And Intermediation of Securities	224,592.15
40.8.7.00.00-5	Specific Liabilities	9,368,343.45
40.8.7.30.00-6	INSURANCE COMPANIES	4,206,024.52
40.8.7.30.10-9	Non-Committed Technical Provisions	529,060.14
40.8.7.30.20-2	Committed Technical Provisions	2,408,874.87
40.8.7.30.30-5	Insurance and Reinsurance Debts Operations	1,268,089.51
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	4,610,681.17
40.8.7.35.10-4	Non-Committed Technical Provisions	4,609,631.60
40.8.7.35.30-0	Debts from Social Contribution Transaction	1,049.57
40.8.7.40.00-3	ANNUITY PRODUCTS COMPANIES	551,637.76
40.8.7.40.10-6	Non-Committed Technical Provisions	497,601.49
40.8.7.40.20-9	Committed Technical Provisions	54,036.27
40.8.9.00.00-1	Sundry	7,070,399.35
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	510,520.52
40.8.9.90.00-4	OTHER LIABILITIES	6,559,878.83
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	2,738,010.87
40.9.2.00.00-9	Subordinated Debt	2,708,162.36
40.9.2.10.00-6	MATURITY MORE THAN 5 YEARS	2,382,904.59
40.9.2.20.00-3	MATURITY BETWEEN 4 AND 5 YEARS	325,257.77
40.9.3.00.00-2	Other Subordinated Debt	29,848.51
50.0.0.00.00-5	DEFERRED INCOME	51,005.63

60.0.0.00.00-8	STOCKHOLDERS' EQUITY	9,919,229.47
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	9,919,229.47
60.1.1.00.00-0	Capital	8,533,966.79
60.1.1.10.00-7	CAPITAL	5,340,695.13
60.1.1.10.13-1	Common Shares - Local Residents	3,223,390.86
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	567,307.54
60.1.1.10.17-9	Other Preferred Shares - Local Residents	0.02
60.1.1.10.23-4	Common Shares - Foreign Residents	2,140.54
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,531,045.81
60.1.1.10.28-9	Quotas - Local Residents	16,810.36
60.1.1.20.00-4	CAPITAL INCREASE	3,193,271.66
60.1.1.20.13-8	Common Shares - Local Residents	1,812,898.78
60.1.1.20.16-9	Non-Cumulative and Non-Redemption Preferred Shares - Local	372,947.65
60.1.1.20.23-1	Common Shares - Foreign Residents	916.59
60.1.1.20.26-2	Non-Cumulative and Non-Redemption Preferred Shares - Abroad	1,006,508.64
60.1.3.00.00-6	Capital Reserves	223,768.65
60.1.4.00.00-9	Revaluation Reserves	8,982.50
60.1.5.00.00-2	Revenue Reserves	1,785,750.45
60.1.5.10.00-9	LEGAL RESERVE	580,826.31
60.1.5.20.00-6	STATUTORY RESERVE	1,204,922.60
60.1.5.80.00-8	SPECIAL DIVIDENDS RESERVE	1.54
60.1.5.80.99-8	Other	1.54
60.1.6.00.00-5	Unrealized Gains And Losses - Marketable Securities	(38,492.60)
60.1.8.00.00-1	Retained Earnings	(541,574.33)
60.1.9.00.00-4	Treasury Stock	(53,171.99)
70.0.0.00.00-1	REVENUES	16,441,532.03
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	14,098,929.18
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	2,312,342.04
70.2.1.00.00-2	Insurance Companies	1,117,590.63
70.2.1.10.00-9	INSURANCE PREMIUMS	949,697.31
70.2.1.30.00-3	FINANCIAL REVENUES	151,296.39
70.2.1.90.00-5	OTHER	16,596.93
70.2.2.00.00-5	Private Retirement Companies	750,866.12
70.2.2.10.00-2	CONTRIBUTION REVENUES	345,273.35
70.2.2.30.00-6	FINANCIAL INCOME	344,712.25
70.2.2.90.00-8	OTHER	60,880.52
70.2.3.00.00-8	Annuity Products Companies	194,819.91
70.2.3.10.00-5	ANNUITY PRODUCTS PREMIUMS	145,552.22
70.2.3.30.00-9	FINANCIAL REVENUES	45,190.94
70.2.3.90.00-1	OTHER	4,076.75
70.2.4.00.00-1	Credit Card Companies	124,168.62
70.2.4.10.00-8	CREDIT CARD REVENUES	94,589.33
70.2.4.30.00-2	FINANCIAL REVENUES	29,579.29
70.2.9.00.00-6	Other Activities	124,896.76
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	114,911.30
70.2.9.30.00-7	FINANCIAL REVENUES	7,900.88
70.2.9.90.00-9	OTHER	2,084.58
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	26,404.24
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	3,856.57
70.4.1.00.00-0	Insurance Companies	249.72
70.4.2.00.00-3	Private Retirement Companies	152.20
70.4.3.00.00-6	Annuity Products Companies	4.40
70.4.9.00.00-4	Other Activities	3,450.25
80.0.0.00.00-4	EXPENSES	(15,712,396.70)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(13,302,257.97)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(1,837,157.45)
80.2.1.00.00-5	Insurance Companies	(943,887.71)
80.2.1.10.00-2	INSURANCE CLAIMS	(510,346.07)
80.2.1.20.00-9	SELLING AND OTHER INSURANCE EXPENSES	(176,833.85)
80.2.1.30.00-6	FINANCIAL EXPENSES	(64,008.46)
80.2.1.40.00-3	OTHER ADMINISTRATIVE EXPENSES	(118,484.22)
80.2.1.90.00-8	OTHER	(74,215.11)
80.2.2.00.00-8	Private Retirement Companies	(700,498.03)

80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES AND REDEMPTION	(346,773.97)
80.2.2.20.00-2	SELLING, OTHER INSURANCE AND PRIVATE RETIREMENT PLANS EXPENSES	(4,318.42)
80.2.2.30.00-9	FINANCIAL EXPENSES	(324,872.16)
80.2.2.40.00-6	OTHER ADMINISTRATIVE EXPENSES	(21,657.47)
80.2.2.90.00-1	OTHER	(2,876.01)
80.2.3.00.00-1	Annuity Products Companies	(157,755.59)
80.2.3.10.00-8	ANNUITY PRODUCTS PREMIUMS REDEMPTION EXPENSES	(9,237.20)
80.2.3.20.00-5	SELLING AND OTHER BROKERAGE EXPENSES	(2,685.14)
80.2.3.30.00-2	FINANCIAL EXPENSES	(139,893.47)
80.2.3.40.00-9	OTHER ADMINISTRATIVE EXPENSES	(2,367.98)
80.2.3.90.00-4	OTHER	(3,571.80)
80.2.9.00.00-9	Other Activities	(35,016.12)
80.2.9.10.00-6	COST OF GOODS SOLD OR SERVICES RENDERED	(24,342.35)
80.2.9.20.00-3	SELLING EXPENSES	(2,358.00)
80.2.9.40.00-7	OTHER ADMINISTRATIVE EXPENSES	(7,818.29)
80.2.9.90.00-2	OTHER	(497.48)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(33,151.39)
80.4.0.00.00-0	NON-OPERATING EXPENSES OF NON-FINANCIAL ACTIVITIES	(1,061.96)
80.4.9.00.00-7	Other activities	(1,061.96)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(538,767.93)
80.9.4.00.00-7	Income Tax and Social Contribution	(305,815.38)
80.9.4.10.00-4	INCOME TAX	(223,464.53)
80.9.4.10.10-7	Financial Activities	(187,513.40)
80.9.4.10.20-0	Non-Financial Activities	(35,951.13)
80.9.4.30.00-8	SOCIAL CONTRIBUTION	(82,350.85)
80.9.4.30.10-1	Financial Activities	(61,248.29)
80.9.4.30.20-4	Non-Financial Activities	(21,102.56)
80.9.7.00.00-6	Profit Sharing	(232,952.55)
80.9.7.10.00-3	PROFIT SHARING	(232,952.55)
80.9.7.10.20-9	Employees	(232,952.55)
90.0.0.00.00-7	OFF-BALANCE ITEMS	771,450,769.75
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	871,284,232.11

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly financial information

The quarterly financial information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated quarterly financial information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 10.

The consolidated quarterly financial information have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. From 2005, the investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios have been classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly financial information on a proportional basis.

The quarterly financial information of the leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly financial information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

  the commissions related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.
(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

  Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

  Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.
  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.
(d) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 10. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

(f) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in CVM Deliberation 489/05, which made obligatory the adoption of Statement NPC 22 of the Brazilian Institute of Accountants – IBRACON.

Contingent assets – Contingent assets are not recognized, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recognized, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recognized in the Quarterly financial information.

(g) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution nr 61/01, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose resting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose resting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

		Unibanco	Unibanco Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Securities purchased under resale agreements	11,364,100	11,481,297	11,400,784	11,481,298
Own position	7,485,047	6,867,571	7,521,731	6,867,572
- Treasury bills	6,969,266	5,557,852	6,969,299	5,557,852
- Treasury notes	490,204	1,269,900	526,855	1,269,901
- Other	25,577	39,819	25,577	39,819
Financed Position	3,619,370	4,100,338	3,619,370	4,100,338
- Treasury bills	3,619,370	4,083,281	3,619,370	4,083,281
- Other	-	17,057	-	17,057
Short Position	259,683	513,388	259,683	513,388
Interbank deposits	9,792,325	9,195,260	4,889,463	4,085,642
Foreign currency investments	30,263	57,845	30,263	57,845
Total	21,186,688	20,734,402	16,320,510	15,624,785
Current	19,981,197	19,723,446	15,463,832	14,908,707
Long-term	1,205,491	1,010,956	856,678	716,078

5. Marketable Securities

(a) The balances can be summarized as follows:

		Unibanco	Unibanco Consolidated

Marketable Securities	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Trading assets	4,391,591	4,120,714	10,151,175	10,151,623
Available for sale	12,185,303	10,483,919	6,856,207	5,343,460
Held to maturity	2,237,841	2,266,270	3,716,143	3,689,548
Subtotal	18,814,735	16,870,903	20,723,525	19,184,631
Derivative financial instruments
(Note 21 (g))	1,442,142	1,076,775	1,459,373	1,059,569
Total	20,256,877	17,947,678	22,182,898	20,244,200
Current	8,346,621	6,661,537	14,622,728	13,278,047
Long-term	11,910,256	11,286,141	7,560,170	6,966,153

(b) Trading assets

				Unibanco

	June 30, 2006		March 31, 2006

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	4,034,123	4,037,702	3,792,810	3,811,909
Financial treasury bills	3,844,515	3,851,597	2,875,643	2,890,570
Treasury bills	113,633	113,613	296,417	299,953
Treasury notes	75,975	72,492	620,750	621,386
Brazilian sovereign bonds	22,956	23,206	-	-
Bank debt securities	74,188	75,171	74,038	75,207
Corporate debt securities	71,190	73,908	56,198	60,537
Debentures	54,603	57,321	56,198	60,537
Eurobonds	16,587	16,587	-	-
Mutual funds	181,594	181,594	159,876	159,876
Other	10	10	2,474	13,185
Total	4,384,061	4,391,591	4,085,396	4,120,714

			Unibanco Consolidated

	June 30, 2006		March 31, 2006

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	7,942,465	7,953,736	7,901,629	7,941,151
Financial treasury bills	724,573	725,081	1,304,558	1,308,765
Treasury bills	6,733,407	6,747,443	5,720,658	5,755,321
Treasury notes	479,087	475,847	876,294	877,065
Other	5,398	5,365	119	-
Brazilian sovereign bonds	32,992	33,147	35,779	35,461
Bank debt securities	818,566	819,342	800,781	801,711
Eurobonds	102,026	102,800	108,318	109,248
Time deposits	716,540	716,542	692,463	692,463
Corporate debt securities	317,939	318,296	399,559	401,161
Debentures	272,985	273,760	361,728	364,169
Eurobonds	44,954	44,536	37,831	36,992
Mutual funds	655,957	655,957	639,920	639,920
Other	358,277	370,697	300,432	332,219
Total	10,126,196	10,151,175	10,078,100	10,151,623

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i)By type:

						Unibanco

		June 30, 2006			March 31, 2006

	Amortized	Fair value		Amortized	Fair value

Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	2,504,676	(7,620)	2,497,056	871,625	(5,720)	865,905
Financial treasury bills	238,092	-	238,092	-	-	-
Treasury bills	1,260,327	1,369	1,261,696	518,414	408	518,822
Treasury notes	964,732	693	965,425	311,870	712	312,582
Treasury Bonds	3,758	(261)	3,497	3,747	(278)	3,469
Other	37,767	(9,421)	28,346	37,594	(6,562)	31,032
Brazilian sovereign bonds	1,650,460	20,421	1,670,881	1,449,961	74,374	1,524,335
Bank debt securities	6,134,177	589	6,134,766	5,916,873	-	5,916,873
Debentures	5,746,493	(33)	5,746,460	5,526,706	-	5,526,706
Eurobonds	342,446	-	342,446	298,581	-	298,581
Mortgage notes	26,962	228	27,190	73,235	(261)	72,974
Time deposits	2,014	-	2,014	1,008	-	1,008
Other	16,262	394	16,656	17,343	261	17,604
Corporate debt securities	1,878,613	(22,324)	1,856,289	2,181,408	(31,334)	2,150,074
Debentures	1,671,646	(18,407)	1,653,239	2,005,046	(33,926)	1,971,120
Eurobonds	107,070	(3,256)	103,814	76,173	2,601	78,774
Other	99,897	(661)	99,236	100,189	(9)	100,180
Mutual funds	10,811	-	10,811	11,232	-	11,232
Marketable equity
securities	35,781	(20,281)	15,500	35,781	(20,281)	15,500
Total	12,214,518	(29,215)	12,185,303	10,466,880	17,039	10,483,919

					Unibanco Consolidated

		June 30, 2006			March 31, 2006

	Amortized	Fair value		Amortized	Fair value

Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	2,903,519	(12,107)	2,891,412	1,227,902	(5,328)	1,222,574
Financial treasury bills	571,898	257	572,155	356,033	432	356,465
Treasury bills	1,260,326	1,370	1,261,696	518,414	408	518,822
Treasury notes	1,029,651	(4,013)	1,025,638	311,997	711	312,708
Treasury Bonds	3,758	(261)	3,497	3,747	(278)	3,469
Other	37,886	(9,460)	28,426	37,711	(6,601)	31,110
Brazilian sovereign bonds	572	-	572	510	30	540
Foreign government	1,650,460	20,421	1,670,881	1,449,961	74,374	1,524,335
Bank debt securities	169,701	650	170,351	167,503	(65)	167,438
Debentures	23,303	(33)	23,270	1,072	-	1,072
Eurobonds	75,549	61	75,610	53,365	(65)	53,300
Mortgage notes	26,962	227	27,189	73,235	(261)	72,974
Time deposits	27,934	-	27,934	22,818	-	22,818
Other	15,953	395	16,348	17,013	261	17,274
Corporate debt securities	2,048,602	(22,443)	2,026,159	2,358,848	(31,406)	2,327,442
Debentures	1,823,502	(18,444)	1,805,058	2,161,068	(33,952)	2,127,116
Eurobonds	107,785	(3,339)	104,446	78,362	2,552	80,914
Other	117,315	(660)	116,655	119,418	(6)	119,412
Mutual funds	14,483	573	15,056	13,483	10	13,493
Marketable equity
securities	126,979	(45,203)	81,776	120,228	(32,590)	87,638
Total	6,914,316	(58,109)	6,856,207	5,338,435	5,025	5,343,460

(ii) By maturity:

				Unibanco

	June 30, 2006		March 31, 2006

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	267,632	268,216	307,377	307,920
Between 3 months and 1 year	1,930,981	1,926,657	857,253	844,465
Between 1 and 3 years	1,207,940	1,176,524	977,146	928,110
Between 3 and 5 years	1,101,472	1,106,525	646,769	657,053
Between 5 and 15 years	6,529,261	6,522,487	6,528,229	6,548,669
More than 15 years	1,130,640	1,158,583	1,103,093	1,170,970
No stated maturity (1)	46,592	26,311	47,013	26,732
Total	12,214,518	12,185,303	10,466,880	10,483,919

			Unibanco Consolidated

	June 30, 2006		March 31, 2006

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	226,364	226,925	410,799	411,386
Between 3 months and 1 year	2,134,455	2,130,307	1,020,974	1,008,392
Between 1 and 3 years	1,434,868	1,403,419	1,140,305	1,091,331
Between 3 and 5 years	1,155,225	1,160,317	691,767	702,038
Between 5 and 15 years	626,514	619,739	837,678	858,107
More than 15 years	1,195,428	1,218,668	1,103,201	1,171,075
No stated maturity (1)	141,462	96,832	133,711	101,131
Total	6,914,316	6,856,207	5,338,435	5,343,460
_______________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i)By type:

		Unibanco	Unibanco Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Issuer/Type of investment				Amortized cost

Federal government	458,316	457,605	1,897,070	1,835,163
Financial treasury bills	-	-	167,959	189,493
Central Bank notes	173,258	179,850	185,548	192,521
Treasury notes	284,755	277,440	1,468,759	1,451,413
Treasury bills	-	-	74,501	1,421
Other	303	315	303	315
Brazilian sovereign bonds	1,626,966	1,656,262	1,658,851	1,689,084
Bank debt securities	86,702	87,561	86,703	87,560
Eurobonds	86,702	87,561	86,703	87,560
Corporate debt securities	65,857	64,842	73,519	77,741
Eurobonds	65,857	64,842	65,857	64,842
Debentures	-	-	7,662	7,466
Other	-	-	-	5,433
Total	2,237,841	2,266,270	3,716,143	3,689,548

The fair value of these securities was R$2,355,180 (March 31, 2006 - R$2,429,226) in Unibanco and R$3,853,817 (March 31, 2006 - R$3,931,451) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$117,339 (March 31, 2006 - R$162,956) in Unibanco and R$137,674 (March 31, 2006 - R$241,903) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and Brazilian sovereign bonds.

(ii) By maturity:

		Unibanco	Unibanco Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Maturity				Amortized cost

Less than 3 months	325,590	59,544	338,549	119,862
Between 3 months and 1 year	300,707	545,024	555,458	742,208
Between 1 and 3 years	439,842	481,335	441,665	485,067
Between 3 and 5 years	649,659	334,200	689,206	375,978
Between 5 and 15 years	521,889	846,009	1,103,208	870,792
More than 15 years	154	158	588,057	1,095,641
Total	2,237,841	2,266,270	3,716,143	3,689,548

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Unibanco	Unibanco Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
By type
Discounted loans and notes	16,574,863	14,881,724	17,418,322	15,809,459
Financing	9,829,105	9,400,003	12,253,494	12,026,226
Agricultural	1,090,548	1,096,947	1,090,548	1,096,947
Real estate loans	1,454,911	1,395,095	1,456,362	1,395,874
Credit card	-	-	3,865,524	3,677,033
Total lending operations	28,949,427	26,773,769	36,084,250	34,005,539

Leasing operations	-	-	1,153,415	934,462
Advances on exchange contracts (1)	1,538,072	1,572,842	1,538,072	1,572,842
Total leasing operations and
advances on exchange contracts	1,538,072	1,572,842	2,691,487	2,507,304

Guarantees honored	40	29,850	40	29,850
Other receivables (2)	246,804	428,621	3,152,996	3,141,372
Total other credits	246,844	458,471	3,153,036	3,171,222

Total risk	30,734,343	28,805,082	41,928,773	39,684,065

By maturity
Past-due for more than 15 days (Note 6 (d))	807,756	787,644	2,006,897	1,976,490
Falling due:
Less than 3 months (3)	10,061,465	9,799,117	16,074,780	15,714,408
Between 3 months and 1 year	8,947,509	8,183,290	11,536,902	10,708,065
Between 1 and 3 years	6,815,698	6,376,079	7,977,516	7,502,691
More than 3 years	4,101,915	3,658,952	4,332,678	3,782,411
Total risk	30,734,343	28,805,082	41,928,773	39,684,065

________________
(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 7 (a))
(2)	Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending). (See Note 8).
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

				Unibanco

	June 30, 2006			March 31, 2006

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing	13,076,586	42.5	11,622,244	40.5
Retailers	3,568,718	11.6	3,468,693	12.0
Financial service	985,367	3.2	1,086,918	3.8
Residential construction loans	418,708	1.4	373,489	1.3
Other services	5,132,757	16.7	4,841,868	16.7
Agriculture, livestock, forestry and fishing	830,142	2.7	847,427	2.9
Individual	6,722,065	21.9	6,564,443	22.8
Total	30,734,343	100.0	28,805,082	100.0

			Unibanco Consolidated

	June 30, 2006			March 31, 2006

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing	13,527,863	32.3	12,137,844	30.6
Retailers	3,878,259	9.2	3,756,632	9.5
Financial service	877,124	2.1	958,043	2.4
Residential construction loans	438,558	1.0	393,357	1.0
Other services	6,825,303	16.3	6,272,162	15.8
Agriculture, livestock, forestry and fishing	830,142	2.0	847,427	2.1
Individual	15,551,524	37.1	15,318,600	38.6
Total	41,928,773	100.0	39,684,065	100.0

(c) Concentration of lending, leasing and other credits:

				Unibanco

	June 30, 2006			March 31, 2006

Largest clients	Value	% of total	Value	% the total
10 largest clients	3,464,136	11.3	2,928,109	10.2
50 next largest clients	6,017,657	19.6	5,575,082	19.3
100 next largest clients	4,497,666	14.6	3,922,266	13.6
Other clients	16,754,884	54.5	16,379,625	56.9
Total	30,734,343	100.0	28,805,082	100.0

				Unibanco Consolidated

	June 30, 2006			March 31, 2006

Largest clients	Value	% of total	Value	% the total
10 largest clients	3,464,136	8.2	2,928,109	7.4
50 next largest clients	5,987,979	14.3	5,490,712	13.8
100 next largest clients	4,593,777	11.0	3,968,569	10.0
Other clients	27,882,881	66.5	27,296,675	68.8
Total	41,928,773	100.0	39,684,065	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

								Unibanco

							June 30, 2006

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	14,451,401	-	-	14,451,401	47.0	13,845	0.1
A	0.5	9,489,207	-	-	9,489,207	30.9	90,094	0.9
B	1.0	3,378,181	197,921	76,613	3,652,715	11.9	103,246	2.8
C	3.0	1,186,517	226,668	86,019	1,499,204	4.9	156,187	10.4
D	10.0	216,216	141,172	86,516	443,904	1.4	132,727	29.9
E	30.0	54,532	102,928	69,694	227,154	0.7	113,350	49.9
F	50.0	18,270	85,205	73,404	176,879	0.6	123,639	69.9
G	70.0	96,253	62,181	61,106	219,540	0.7	219,321	99.9
H	100.0	31,336	188,599	354,404	574,339	1.9	574,339	100.0
Total		28,921,913	1,004,674	807,756	30,734,343	100.0	1,526,748
% of total risk							5.0%

								Unibanco

							March 31, 2006

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	13,546,811	-	-	13,546,811	47.0	12,642	-
A	0.5	9,078,390	-	-	9,078,390	31.5	50,434	0.6
B	1.0	2,564,326	189,137	75,085	2,828,548	9.8	33,697	1.2
C	3.0	963,407	254,616	111,355	1,329,378	4.6	130,904	9.8
D	10.0	693,959	137,032	91,249	922,240	3.3	275,734	29.9
E	30.0	41,667	76,475	58,744	176,886	0.6	88,266	49.9
F	50.0	54,591	60,199	49,984	164,774	0.6	115,177	69.9
G	70.0	96,269	52,148	57,147	205,564	0.7	205,358	99.9
H	100.0	39,535	168,876	344,080	552,491	1.9	552,491	100.0
Total		27,078,955	938,483	787,644	28,805,082	100.0	1,464,703
% of total risk							5.1%

							Unibanco Consolidated

							June 30, 2006

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	17,925,583	-	-	17,925,583	42.8	14,062	0.1
A	0.5	14,758,735	-	-	14,758,735	35.2	117,571	0.8
B	1.0	3,603,443	288,389	250,252	4,142,084	9.9	108,991	2.6
C	3.0	1,670,493	276,527	263,169	2,210,189	5.3	187,548	8.5
D	10.0	333,955	168,186	242,567	744,708	1.8	185,148	24.9
E	30.0	111,643	120,196	202,579	434,418	1.0	192,722	44.4
F	50.0	58,205	102,281	213,525	374,011	0.9	237,774	63.6
G	70.0	123,219	73,120	195,030	391,369	0.9	351,541	89.8
H	100.0	95,983	211,918	639,775	947,676	2.3	947,676	100.0
Total		38,681,259	1,240,617	2,006,897	41,928,773	100.0	2,343,033
% of total risk							5.6%

							Unibanco Consolidated

							March 31, 2006

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	16,110,154	-	-	16,110,154	40.6	12,813	-
A	0.5	14,863,147	-	-	14,863,147	37.5	80,274	0.5
B	1.0	2,798,920	338,663	289,564	3,427,147	8.6	40,269	1.2
C	3.0	1,416,075	375,721	304,010	2,095,806	5.3	161,055	7.7
D	10.0	788,381	191,744	250,677	1,230,802	3.1	324,147	26.3
E	30.0	79,228	110,947	184,602	374,777	0.9	163,738	43.7
F	50.0	81,505	81,426	164,434	327,365	0.8	209,843	64.1
G	70.0	114,647	65,575	170,484	350,706	0.9	317,894	90.6
H	100.0	76,755	214,687	612,719	904,161	2.3	904,161	100.0
Total		36,328,812	1,378,763	1,976,490	39,684,065	100.0	2,214,194
% of total risk							5.6%
________________
(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on thejudgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2,682 of the Brazilian National Monetary Council totaled R$849,782 (March 31, 2006 - R$784,285) in Unibanco and R$1,116,532 (March 31, 2006 - R$973,717) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the period:

		Unibanco	Unibanco Consolidated

	Quarter	Six-months	Quarter	Six-months
	ended June 30, 2006	ended June 30, 2006	ended June 30, 2006	ended June 30, 2006
Balance at the beginning of the period	1,464,703	1,377,706	2,214,194	2,060,614
Provision for credit losses	281,734	534,021	667,312	1,309,757
Loan charge-offs	(219,689)	(384,979)	(538,473)	(1,027,338)
Balance at the end of the period	1,526,748	1,526,748	2,343,033	2,343,033

Loan recoveries (1)	19,163	29,553	47,400	81,716
_______________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Foreign Exchange Portfolio

(a) Balance sheet

		Unibanco	Unibanco Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Assets - Other credits
Unsettled exchange purchases	2,099,299	2,244,915	2,099,299	2,244,915
Rights on foreign exchange sold	456,052	868,068	456,052	868,068
(-) Received advances	(84,094)	(99,583)	(84,094)	(99,583)
Income receivable from advances on exchange contracts	26,606	23,733	26,606	23,733
Other	-	93	-	93
Total	2,497,863	3,037,226	2,497,863	3,037,226

Liabilities - Other liabilities
Unsettled exchange sales	451,078	852,943	451,078	852,943
Obligations for foreign exchange purchased	2,143,600	2,306,305	2,143,600	2,306,305
(-) Advances on exchange contracts	(1,538,072)	(1,572,842)	(1,538,072)	(1,572,842)
Other	(41,625)	(53,213)	(41,625)	(53,213)
Total	1,014,981	1,533,193	1,014,981	1,533,193

Off-balance sheet
Import credits outstanding	78,404	59,578	91,671	72,846
Confirmed export credits	19,386	18,831	19,598	19,043

(b) Statement of income

			Unibanco

	Quarter	Six-months	Quarter	Six-months
	ended June 30, 2006	ended June 30, 2006	ended June 30, 2005	ended June 30, 2005

Income from foreign exchange transactions	660,045	1,579,555	631,593	1,347,468
Expenses from foreign exchange transactions	(756,131)	(1,673,580)	(834,887)	(1,545,589)
Net gain on foreign exchange transactions	(96,086)	(94,025)	(203,294)	(198,121)

			Unibanco Consolidated

	Quarter	Six-months	Quarter	Six-months
	ended June 30, 2006	ended June 30, 2006	ended June 30, 2005	ended June 30, 2005
Income from foreign exchange transactions	786,986	1,749,857	653,743	1,407,545
Expenses from foreign exchange transactions	(882,701)	(1,843,101)	(856,881)	(1,604,242)
Net gain on foreign exchange transactions	(95,715)	(93,244)	(203,138)	(196,697)

8. Other Credits - Sundry

		Unibanco	Unibanco Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
Escrow deposits for civil and labor suits (1)	954,198	967,421	2,342,641	2,318,684
Receivables from credit card operations	-	-	1,471,197	2,034,131
Insurance premium	-	-	1,228,393	1,079,836
Prepaid taxes	412,511	316,440	892,680	755,128
Notes and credits receivable	264,038	448,355	820,474	467,112
Salary advances and other	72,197	54,062	80,325	60,551
Receivables from purchase of assets	16,900	17,768	74,631	75,563
Accounts receivable from subsidiaries	4,430	678	-	-
Deferred tax	1,348,598	1,331,005	2,785,739	2,738,750
Other	469,556	425,163	735,139	774,474
Total	3,542,428	3,560,892	10,431,219	10,304,229
Current	1,322,946	1,211,427	5,759,807	5,438,457
Long-term	2,219,482	2,349,465	4,671,412	4,865,772
_______________
(1)	Substantially related to fiscal, labor and civil litigations (Note 13).

9. Foreign Branches

As mentioned in Note 2, the quarterly financial information of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	June 30, 2006		March 31, 2006

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Current assets	2,194,133	4,748,762	2,760,280	5,996,433
Long-term assets	3,861,734	8,357,951	2,721,890	5,913,034
Permanent assets	64,739	140,114	64,248	139,571
Total assets	6,120,606	13,246,827	5,546,418	12,049,038

Current liabilities	3,631,577	7,859,821	3,076,909	6,684,278
Long-term liabilities	2,150,022	4,653,292	2,142,347	4,654,034
Deferred income	166	361	117	254
Branch equity	338,841	733,353	327,045	710,472
Total liabilities	6,120,606	13,246,827	5,546,418	12,049,038

	Quarter ended June 30, 2006		Six-months ended June 30, 2006

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Net income for the period (2006)	39,871	85,907	84,756	183,437
Net income for the period (2005)	19,167	38,518	39,855	93,676

10. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange gains in the amount of R$17,594 (Six-month ended June 30, 2006 – R$65,893 - exchange losses) in Unibanco and R$17,637 (Six-month ended June 30, 2006 – R$65,850 - exchange losses) in Unibanco Consolidated, were recognized as “Other operating income” in respect of the gains, and as “Other operating expenses in respect to the losses. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands)							Adjusted net income (loss)		Equity in results adjustments (1)

			Percentage holding (%)		Adjuste stockholders equity	Investments amount		Quarter ended June 30, 2006	Six- months ended June 30, 2006	Quarter ended June 30, 2006	Six- months ended June 30, 2006

	direct and indirect			Unibanco		June 30,	March 31,
	Common	Preferred	Unibanco	Consolidated		2006	2005
Investments of Unibanco

Subsidiary companies
Unipart Participações Internacionais Ltd. (2)	2,778	-	100.000	100.000	2,427,060	2,427,060	1,964,191	36,738	83,199	36,738	83,199
Unicard Banco Múltiplo S.A.	147,432,552	91,811,816	100.000	100.000	1,228,328	1,228,328	1,150,499	77,870	185,722	77,870	185,722
Banco Fininvest S.A.	4	1	100.000	100.000	711,404	711,404	717,593	(6,183)	(5,381)	(6,183)	(5,381)
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	49.902	1,391,529	694,403	656,755	91,332	193,702	43,352	94,437
Unibanco Companhia de Capitalização	4,194	-	99.999	100.000	353,299	353,299	342,662	21,497	43,701	21,497	43,701
Dibens Leasing S.A. – Arrendamento
Mercantil	81,087	-	99.999	99.999	325,208	325,208	315,867	9,338	13,569	9,338	13,569
Banco Único S.A.	2,768,397	2,768,397	100.000	100.000	258,917	258,917	240,323	9,727	15,580	9,727	15,580
Banco Dibens S.A.	8,858,142	-	100.000	100.000	205,787	205,111	202,001	3,326	2,847	3,510	3,253
Unibanco Empreendimentos e Participações
Ltda.	201,910	-	48.003	100.000	230,237	110,522	109,386	2,367	6,459	1,135	3,100
Unibanco Investshop Corretora de Valores
Mobiliários e Câmbio S.A.	4,955	4,955	100.000	100.000	103,892	103,892	100,085	2,483	6,589	5,380	9,486
Interbanco S.A.	20,000	-	99.996	99.999	102,523	102,519	83,204	14,832	26,489	14,832	26,489
AIG Brasil Companhia de Seguros	54,214	-	49.999	49.999	107,382	53,690	52,844	1,730	2,868	865	1,434
Unibanco Negócios Imobiliários Ltda.	55,664	-	99.999	100.000	51,887	51,887	51,872	271	899	667	1,704
Unibanco Asset Management – Banco de
Investimento S.A.	1,468	1,468	99.999	100.000	21,156	21,156	34,513	1,412	2,092	1,559	2,128
BWU Comércio e Entretenimento Ltda.	67,562	-	59.792	59.792	53,181	31,798	32,915	(1,622)	(7,121)	(1,117)	(4,405)
Unibanco Empreendimentos Ltda.	128,568	-	16.126	100.000	112,956	18,215	20,526	354	1,024	57	165
Unibanco Serviços de Investimento Ltda.	100	-	99.999	100.000	8,536	8,536	7,779	6,151	13,236	6,151	13,236
Other						343,335	318,133			30,691	65,296

Jointly controlled companies (i)
Banco Investcred Unibanco S.A. –
(PontoCred)	95	-	49.997	49.997	165,401	82,695	78,823	7,748	23,187	3,874	11,525
Serasa S.A.	366	349	19.045	19.174	170,275	32,430	39,053	21,545	47,846	4,548	9,557
Tecnologia Bancária S.A.	762,278	-	18.044	20.300	149,939	27,055	25,995	6,139	15,611	1,060	2,528
Redecard S.A.	200	400	31.943	31.943	64,261	20,527	20,527	104,215	160,487	33,289	40,518
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	43,283	10,821	10,964	1,624	4,228	398	1,057
Companhia Hipotecária Unibanco –
Rodobens	6,055	-	50.000	50.000	14,943	7,461	6,916	1,074	2,260	555	1,148
Other						25,743	21,541			3,737	8,092
Total						7,256,012	6,604,967			303,530	627,138

Investments of Unibanco Consolidated

Associated companies
IRB – Brasil Resseguros S.A.	-	111	-	11.082	1,531,447	169,715	149267	163,635	305,297	18,134	33,833
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	107,382	53,690	52844	1,730	2,868	865	1,434
Other						2,054	2055			-	(214)
Total						225,459	204,166			18,999	35,053

	Number of shares or quotas (in thousands)		Percentage holding (%)	Adjusted stockholders equity	Adjusted net income (loss)
Main direct, indirect and jointly controlled subsidiary companies invested by:

	Common	Preferred
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	855,485	16,585
Unibanco Cayman Bank Ltd.	13,252	-	100.000	331,801	4,842
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	155,724	3,137
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	44,574	10,515
Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	293,875	19,624
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	63,871	3,312
IRB – Brasil Resseguros S.A.	-	111	11.082	1,531,447	163,635
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49.998	20,048	1,082
Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	855,485	16,585
__________________
(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)	The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized in respect of transactions with other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill and alteration of participation during the period.

(2)	The Board of Directors Meeting held in first half of 2006, approved the capital increase on Unipart Participações Internacionais Ltd. in the amount of R$1,489,420.

(b)Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized over periods up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses".

The goodwill balance shown in the Unibanco consolidated quarterly financial information and the amount amortized were as follows:

	Balance to be amortized		Amortization

	June 30, 2006	March 31, 2006	Quarter ended June 30, 2006	Six-months ended June 30, 2006	Quarter ended June 30, 2005	Six-months ended June 30, 2005
Fininvest	273,272	282,438	9,166	18,332	7,786	15,572
Hipercard	325,065	335,665	10,600	21,200	9,614	20,230
Hipercard
Investimentos (1)	171,698	176,177	4,479	7,465	-	-
Other	219,482	163,975	8,977	17,960	8,209	15,754
Total	989,517	958,255	33,222	64,957	25,609	51,556
_______________
(1)	Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement with a retailer partner. The goodwill is based in the expected period of benefit of investment in this company. The transaction is in phase of approval by the Brazilian Central Bank.

11. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 13.70% (March 31, 2006 – 14.19%) per annum, and are payable up to July 23, 2007.

(b) The euronotes in the amount of R$1,013,343 (March 31, 2006 – R$1,175,833) in Unibanco and R$893,146 (March 31, 2006 – R$920,191) in Unibanco Consolidated mature up to April 15, 2014 and are subject to an average interest rate of 2.23% (March 31, 2006 – 3.75%) per annum in Unibanco and 2.48% (March 31, 2006 – 3.62%) per annum in Unibanco Consolidated.

(c) The other issues totaled R$23,321 (March 31, 2006 - R$23,465) in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 4.76% (March 31, 2006 – 4.76) per annum.

12. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 5.44% (March 31, 2006 – 5.39%) per annum.

13. Contingent Assets and liabilities and Legal liabilities

(a) Contingent Assets

During the quarter period ended June 30, 2006, contingent assets were not recognized.

(b) Contingent Liabilities classified as probable and Legal liabilities – Taxes and Social Security.

Unibanco and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims.

The provision for labor claims is based on the historic average of payments made.

Civil litigation is represented mainly by claims for personal and moral injury, among other reasons, to devolutions of checks, protests of notes considered not due and past economic plans. The amount provided represents management’s estimate, considering the probability of loss in those lawsuits, recorded as a provision, based on average of payments made or, when applicable, in accordance with the opinion of Legal Counsel Advisers.

In the case of the legal liabilities – Taxes and Social Security, liabilities are recognized at the full amount being questioned, independently of the probability of loss or the evaluation of its respective Legal Counsel Advisers. At June, 30 2006, Unibanco and its subsidiaries maintain provision for such causes in the amount of R$736,564 in Unibanco and R$1,642,866 in Unibanco Consolidated, mainly: (i) the contestation of widening of the basis of calculation of Profit Participation Program - PIS and Tax and Social Security Financing - COFINS by law 9.718, in the amount of R$584,539 in Unibanco and R$795,810 in Unibanco Consolidated whose probability of loss is considered remote and (ii) collection of CPMF on leasing transaction, in the amount of R$171,522, whose probability of loss is possible.

On November 9, 2005, the Supreme Court – STF in a plenary session, rendered a decision on four individual cases concerning the widening of the basis of calculation of Employees’ PIS and COFINS, declaring unconstitutional the taxation of revenues that are not in conformity with the concept of revenue. The provision described above, was maintained by prudence and observing the orientation of the Brazilian Institute of Accountants – IBRACON, as well as the eventual recoverable value has not been recognized until the final determination is certain.

Provisions established and respective variations in the quarter are as follows:

(b.1) Balance sheet

		Unibanco	Unibanco Consolidated

	Quarter ended	Six-months ended	Quarter ended	Six-months ended
	June 30, 2006	June 30, 2006	June 30, 2006	June 30, 2006
Tax litigation	867,809	777,123	1,939,285	1,827,858
Labor litigation	409,591	404,595	631,267	707,419
Civil litigation	246,272	240,589	411,988	407,922
Total	1,523,672	1,422,307	2,982,540	2,943,199

Recorded in Other Liabilities
- Taxes and Social Security	867,809	777,123	1,939,285	1,827,858
- Others (Note 14 (c))	655,863	645,184	1,043,255	1,115,341
	1,523,672	1,422,307	2,982,540	2,943,199

(b.2) Changes in and the related fiscal labor and civil litigation provision:

		Unibanco	Unibanco Consolidated

	Quarter ended June 30, 2006	Six-months ended June 30, 2006	Quarter ended June 30, 2006	Six-months ended June 30, 2006
Balance at the beginning of the period	1,422,307	1,453,009	2,943,199	2,704,456
Balance of acquired/merged company	-	-	20	20
Provision charged (1)	209,393	247,099	197,670	533,113
Payments	(108,028)	(176,436)	(158,349)	(255,049)
Balance at the end of the period	1,523,672	1,523,672	2,982,540	2,982,540

___________________
(1) In 2006, considers effects of prior year adjustments, recorded to comply with the requirements of Deliberation CVM no 489, October of 2005 (Note 16 (g)).

(c) Contingency liabilities whose loss is considered possible.

Unibanco and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims. The administration, based on the opinion of their legal advisors, classifies the lawsuits on the basis of the perspective of success. Thus, provisions for claims whose probability of loss is possible, are not recognized, and mainly refer to the deductibility of interests and taxes whose payment is suspended in the amount of R$321,056.

(d) Other legal cases

The former controllers of Banco Banorte S.A. and Banco Nacional S.A., both in extrajudicial liquidation, settled their judicial claims, in 2005 and 2006, respectively, the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of those financial institutions.

(e) Tax liabilities

Provisional Measure no 303, dated June 29, 2006 granted to the tax payers, the option to settle their tax liabilities discussed either judicially or administratively. The matter is under examination by the National Congress and once converted in law, Unibanco based upon advice of its legal counsels of final success possibilities or failure of the relevant cases, will examine the convenience or not of participation in this program.

14. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

Private Retirement
	Insurance		Plans		Annuity Products		Total

	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,
	2006	2006	2006	2006	2006	2006	2006	2006
Provision for unearned
premiums	783,014	727,336	-	1	-	-	783,014	727,337
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	226,131	217,946	8,745	9,149	-	-	234,876	227,095
Mathematical provision
benefits to be granted	363,435	322,068	5,240,005	5,013,359	-	-	5,603,440	5,335,427
Mathematical provision
for benefits granted	3,809	3,803	385,939	380,384	-	-	389,748	384,187
Unsettled claims	303,560	312,031	629	679	-	-	304,189	312,710
Provision for draws
and redemptions	-	-	-	-	551,265	550,641	551,265	550,641
Other provisions	3,495	3,265	228,804	224,502	373	373	232,672	228,140
Total of technical
provisions	1,683,444	1,586,449	5,864,122	5,628,074	551,638	551,014	8,099,204	7,765,537
Short-term	1,682,312	1,585,361	3,936,751	3,688,331	551,638	551,014	6,170,701	5,824,706
Long-term	1,132	1,088	1,927,371	1,939,743	-	-	1,928,503	1,940,831

(b) Subordinated debt

				Unibanco		Unibanco Consolidated

			Remuneration	June 30,	March 31,	June 30,	March 31,
	Issue	Maturity	per annum	2006	2006	2006	2006
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	439,736	451,564	417,826	429,733
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	433,960	443,584	422,458	434,001
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	-	66,938	-	66,938
Line of credit (4)	December 2004	December 2009	4.74%	325,258	331,891	325,258	331,891
Perpetual Non-
cumulative Junior
Subordinated
Securities (6)	July 2005	Indeterminated	8.70%	1,098,365	1,102,475	1,098,365	1,102,475
Subordinated time
Deposits (5)	December 2002	December 2012	102% of CDI	474,104	457,323	474,104	457,323
Total				2,771,423	2,853,775	2,738,011	2,822,361
Short-term				25,139	115,781	23,210	113,387
Long-term				2,746,284	2,737,994	2,714,801	2,708,974
___________________
(1)
The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum. (2) The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum. (3) The interest rate is calculated through semi-annual Libor plus 1.2% . (4) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.

(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The interest rate is calculated through semi-annual Libor plus 1.2%.
(4)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)
The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment. The classification as of subordinated debt was approved by Brazilian Central Bank in March 23, 2006, for the purposes of capital adequacy limits.

(c) Sundry

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2006	2006	2006	2006
Technical provisions for insurance and
retirement plans	-	-	8,099,204	7,765,537
Payable to merchants – credit card	-	-	2,702,910	2,688,898
Sale of rights of receipt of future flow of
payment orders abroad (1)	1,514,642	1,541,420	1,514,642	1,531,763
Provision for labor and civil litigation
(Note 13 (b.1))	655,863	645,184	1,043,255	1,115,341
Payable related to insurance companies	-	-	541,902	436,483
Provisions for payroll and administrative
expenses	353,191	308,867	456,225	421,711
Credit to release of real estate financing	-	25,601	-	25,601
Accounts payable for purchase of assets	1,226	1,373	1,226	1,373
Other	131,829	174,255	459,518	306,667
Total	2,656,751	2,696,700	14,818,882	14,293,374
Short-term	559,438	575,736	10,382,337	9,725,436
Long-term	2,097,313	2,120,964	4,436,545	4,567,938
___________________
(1)	Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$700,110 thousand (March 31, 2006 – US$705,360 thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with beginning maturity in July 2009 and final maturity in January 2016.

15. Employee Benefits

(a) Pension plan

Unibanco and a portion of its employees contributed for a “Free Benefits Generator Plan” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions established by Unibanco and the employees until October, 2004. After that only the employees contributed for the program.

Presently, a defined contribution pension plan is offered for the employees, which is administered by closed private entity through UBB-Prev – Previdência Complementar (new name of Trevo – Instituto Bandeirantes de Seguridade Social). This new program is sponsored by Unibanco and its employees.

During the quarter ended June 30, 2006, the company sponsor contributions totaled R$4,245 (Six-month ended June 30, 2006 - R$9,997) in Unibanco and R$4,834 (Six-month ended June 30, 2006 – R$11,191) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to June 30, 2006, the options activity was as follows:

Issuance		Vesting period until	Exercise period until	Exercise Price per Unit (R$) (IPCA)				Not exercised

Nº	Date				Granted	Exercised	Cancelled
1	1st quarter 2002	01.21.2007	01.20.2008	4.655	12,376,000	4,947,242	4,363,398	3,065,360
2	2nd quarter 2002	04.15.2007	04.14.2008	5.455	68,000	45,334	-	22,666
3 and 4	3rd quarter 2002	08.12.2007	08.11.2008	up to 4.200	560,000	186,668	-	373,332
5 to 7	4th quarter 2002	11.20.2007	11.19.2008	3.452	700,000	166,668	400,000	133,332
8 to 10	1st quarter 2003	03.10.2008	03.09.2009	up to 4.085	446,000	80,000	206,000	160,000
11 to 15	2nd quarter 2003	06.16.2008	06.15.2009	up to 5.150	3,464,000	120,000	1,244,000	2,100,000
16	3rd quarter 2003	09.02.2008	09.01.2009	4.917	6,226,000	-	1,728,000	4,498,000
17 and 18	4th quarter 2003	12.17.2008	12.16.2009	up to 5.750	480,000	-	360,000	120,000
19 and 20	1st quarter 2004	02.01.2009	01.31.2010	up to 6.881	600,000	-	-	600,000
21 to 23	2nd quarter 2004	04.13.2009	04.12.2010	up to 7.012	1,012,240	-	-	1,012,240
24 to 26	3rd quarter 2004	09.20.2009	09.19.2010	up to 7.101	1,560,000	-	20,000	1,540,000
27	1st quarter 2005	02.01.2010	01.31.2011	8.347	8,440,000	-	950,000	7,490,000
28	2nd quarter 2005	05.03.2010	05.02.2011	9.778	50,000	-	50,000	-
29	3rd quarter 2005	09.16.2010	09.18.2011	10.590	120,000	-	-	120,000
General Position					36,102,240	5,545,912	9,321,398	21,234,930

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after third quarter of 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares (Bonificação de ações) proposed at June 29, 2006.

16. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			2006	2005

	Outstanding shares	Treasury stock	Total	Total
Common	1,511,316,336	-	1,511,316,336	755,658,168
Preferred	1,286,478,616	9,960,856	1,296,439,472	653,200,164
Total	2,797,794,952	9,960,856	2,807,755,808	1,408,858,332

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

On June 30, 2006, the fair value of Units is R$5.450842. Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

At the Extraordinary Shareholders Meeting realized on June 29, 2006 approval was given to the increase of the corporate capital in the amount of R$3,000,000 through the partial capitalization of statutory reserves, with the issuance of 1,398,897,476 new shares to the shareholders, in 100% proportion, approved by the Brazilian Central Bank on July 7, 2006 and, with record date of July 17, 2006.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unit cost that will be ascribed to the new shares is R$2.140774 to Unibanco’s shares and R$3.310068 to Unibanco Holdings’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During the second quarter of 2006, R$213,882 of interest on own capital was recognized, calculated in accordance with article 9º of Law no. 9.249/95 with tax benefit of R$72,720. The amount will be computed for purposes of the minimum mandatory dividend of the year, net of applicable tax.

In April 2006, the Board of Directors approved the payment of interest on capital to the shareholders, previously accrued in the amount of R$56,804, related to the first quarter of 2006, comprising R$0.0388 (R$0.0330 net of applicable tax) per common share and R$0.0427 (R$0.0363 net of applicable tax) per preferred share. The payment was realized on April 28, 2006.

The Units had interest on capital of R$0.0765 (R$0.0650 net of applicable tax) being R$0.0338 (R$0.0287 net of applicable tax) from Unibanco Holdings and R$0.0427 (R$0.0363 net of applicable tax) from Unibanco. The GDS had interest on capital of R$0.3823 (R$0.3250 net of applicable tax).

In July 2006, the Board of Directors approved the payment of interest on capital to the shareholders previously accrued, in the amount of R$360,000 comprising R$113,615 related to the quarter ended June 30, 2006 and a complement to the interest on capital related to the six-months ended on June 30, 2006 in the amount of R$246,385, amounting to R$0.1230 (R$0.1046 net of applicable tax) per common share and R$0.1353 (R$0.1150 net of applicable tax) per preferred share. The payment was realized on July 31, 2006.

The Units had interest on capital of R$0.2408 (R$0.2047 net of applicable tax) being R$0.1055 (R$0.0897 net of applicable tax) from Unibanco Holdings and R$0.1353 (R$0.1150 net of applicable tax) from Unibanco. The GDS had interest on capital of R$2.4084 (R$2.0471 net of applicable tax).

(c) Capital reserves

These reserves are substantially comprised by the share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

	June 30, 2006	March 31, 2006
Legal reserve	536,452	483,033
Statutory reserves:
i) Foreign exchange risk reserve – calculated based on 2% of the net income for the year after the legal deductions and dividends up to a limit of 20%
of capital stock (1)	-	114,267
ii) Operating margin reserve – calculated based on net income for the year after the legal deductions and dividends up to a limit of 100% of
capital stock (2)	1,131,975	3,511,534
iii) Special dividends reserve	63,898	63,898
Total	1,732,325	4,172,732
___________________
(1)	The Extraordinary Shareholders Meetings held on June 29, 2006 approved the capitalization of the balance of the Currency Exchange Risk Reserve with utilization of capital increase.
(2)	During 2005, calculated based on 90% of net income for the year after the legal deductions and dividends up to a limit of 80% of the capital stock.

(e) Treasury stock

During the quarter ended June 30, 2006, as per the Shares – Performance buy back program (Note 15 (b)), approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program, the following changes in treasury stock occurred:

	Quantity of shares	R$ thousands
March 31, 2006	10,035,066	53,280
Conversion of own stocks	(37,105)	(639)
Sale of own stocks	(94,912)	(608)
Repurchase	57,807	1,139
June 30, 2006	9,960,856	53,172

The average cost was R$32.57 per repurchased Units, and the minimum and maximum price of share were R$27.00 and R$34.16, respectively.

(f) Changes in stockholders’ equity

	Quarter ended	Six-month ended
	June 30, 2006	June 30, 2006
Balance at the beginning of the period	9,502,646	9,323,633
Prior year adjustments	(862)	(90,516)
Conversion, sale of own stocks	108	(2,344)
Revenue reserves realization	(1,442)	(10,242)
Capital reserves realization	424	(102)
Fair value adjustments - marketable securities and derivatives, net of
applicable tax	(18,973)	(56,016)
Revaluation reserve	(35)	(70)
Net income for the period	547,910	1,068,355
Interest on own capital proposed	(213,882)	(416,804)
Balance at the end of the period	9,815,894	9,815,894

(g) Prior year adjustments

This amount corresponds, mainly, to the additional amount recorded as provision for fiscal contingencies, following the requirements of Deliberation CVM nº 489 of 2005.

17. Other Operating Income and Expenses

(a) Other operating income

	Unibanco

	Quarter ended	Six-months ended	Quarter ended	Six-months ended
	June 30,2006	June 30, 2006	June 30, 2005	June 30, 2005
Dividends/retained earnings received from
other investments, principally consortium	9,479	15,000	5,182	11,208
Monetary correction of income receivable	2,596	3,591	4,080	9,321
Other	36,076	58,545	1,594	105,159
Total	48,151	77,136	10,856	125,688

	Unibanco Consolidated

	Quarter ended	Six-months ended	Quarter ended	Six-months ended
	June 30,2006	June 30, 2006	June 30, 2005	June 30, 2005
Insurance, annuity products and retirement plans
premiums	1,043,446	2,098,927	879,266	1,874,289
Financial results from insurance, pension
plans and annuity products	291,328	559,127	257,029	500,102
Dividends/retained earnings received from
other investments, principally consortium	26,992	36,838	16,338	34,391
Monetary correction of income receivable	2,596	3,591	(3,220)	2,021
Other	35,253	63,859	27,541	43,174
Total	1,399,615	2,762,342	1,176,954	2,453,977

(b) Other operating expenses

	Unibanco

	Quarter ended	Six-months ended	Quarter ended	Six-months ended
	June 30,2006	June 30, 2006	June 30, 2005	June 30, 2005
Provision for labor and civil litigations	101,766	193,085	104,277	117,886
Expense related to checks and billing, net	41,992	90,137	34,622	69,482
Foreign branches’ and subsidiary companies’
exchange loss	(17,594)	65,893	181,252	181,252
Amortization of goodwill on subsidiaries
acquired	14,006	28,012	13,395	24,885
Other	44,592	94,310	(816)	8,356
Total	184,762	471,437	332,730	401,861

	Unibanco Consolidated

	Quarter ended	Six-months ended	Quarter ended	Six-months ended
	June 30,2006	June 30, 2006	June 30, 2005	June 30, 2005
Provision for labor and civil litigations	52,234	146,030	179,628	218,597
Expense related to checks and billing, net	51,569	106,179	43,176	90,279
Foreign branches’ and subsidiary companies’
exchange loss	(17,637)	65,850	149,407	149,407
Amortization of goodwill on subsidiaries acquired	33,222	64,957	25,609	51,556
Interest and monetary correction on technical
provision for insurance, pension plans and
annuity products	182,413	382,005	155,611	308,954
Changes in technical provision for insurance,
annuity products and retirement plans	370,313	768,021	269,792	654,640
Insurance claims	245,235	510,346	239,005	462,808
Private retirement plans benefits expenses	163,533	346,774	170,971	356,003
Insurance and private retirement plans selling
and other expenses	108,517	201,921	96,740	183,455
Credit card selling expenses	64,910	143,871	71,859	137,751
Other	157,934	220,500	22,446	143,347
Total	1,412,243	2,956,454	1,424,244	2,756,797

18. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	March 31, 2006	Increase	Realization	June 30, 2006
Allowance for credit losses	406,575	81,651	106,239	381,987
Other provisions not currently deductible (1)	514,319	214,685	134,327	594,677
Tax loss and negative basis of social
contribution carry-forwards	138,497	-	37,117	101,380
Social contribution carry-forwards
(Provisional Measure 2158-35)	264,457	-	7,984	256,473
Subtotal	1,323,848	296,336	285,667	1,334,517
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	7,157	6,924	-	14,081
Net deferred tax assets	1,331,005	303,260	285,667	1,348,598
Deferred tax assets	1,331,005			1,348,598

				Unibanco

	December 31, 2005	Increase	Realization	June 30, 2006
Allowance for credit losses	356,678	200,193	174,884	381,987
Other provisions not currently deductible (1)	460,421	415,942	281,686	594,677
Tax loss and negative basis of social
contribution carry-forwards	210,115	-	108,735	101,380
Social contribution carry-forwards
(Provisional Measure 2158-35)	277,620	-	21,147	256,473
Subtotal	1,304,834	616,135	586,452	1,334,517
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	(11,223)	25,304	-	14,081
Net deferred tax assets	1,293,611	641,439	586,452	1,348,598
Deferred tax assets	1,293,611			1,348,598

_________________
(1) Includes the amount of R$48,186 resulting from the requirements of Deliberation CVM nº 489 of October 2005, (see Note 16 (g)).

				Unibanco Consolidated

				Balance of
	March 31, 2006	Increase	Realization	acquired companies	June 30, 2006
Allowance for credit losses	622,562	129,767	138,565	-	613,764
Other provisions not currently
deductible (1)	1,076,673	237,524	198,880	369	1,115,686
Tax loss and negative basis of social
contribution carry-forwards	564,828	54,951	40,672	-	579,107
Social contribution carry-forwards
(Provisional Measure 2158-35)	464,216	-	11,131	-	453,085
Subtotal	2,728,279	422,242	389,248	369	2,761,642
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	10,471	13,603	(23)	-	24,097
Deferred tax obligations	(57,343)	(29,561)	231	-	(87,135)
Net deferred tax assets	2,681,407	406,284	389,456	369	2,698,604
Deferred tax assets	2,738,750				2,785,739
Deferred tax liabilities	57,343				87,135

				Unibanco Consolidated

				Balance of
	December 31, 2005	Increase	Realization	acquired companies	June 30, 2006
Allowance for credit losses	565,002	296,735	247,530	(443)	613,764
Other provisions not currently
deductible (1)	976,185	531,725	392,740	516	1,115,686
Tax loss and negative basis of social
contribution carry-forwards	605,299	110,815	137,007	-	579,107
Social contribution carry-forwards
(Provisional Measure 2158-35)	476,048	-	22,963	-	453,085
Subtotal	2,622,534	939,275	800,240	73	2,761,642
Adjustment at fair value of
marketable securities available for
sale and derivative financial
instruments	(9,670)	33,777	(1)	(11)	24,097
Deferred tax obligations	(55,403)	(31,821)	(89)	-	(87,135)
Net deferred tax assets	2,557,461	941,231	800,150	62	2,698,604
Deferred tax assets	2,612,864				2,785,739
Deferred tax liabilities	55,403				87,135

__________________
Includes the amount of R$4,156 resulting from the requirements of Deliberation CVM nº 489 of October 2005, (see Note 16 (g)).

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On June 30, 2006, the expected realization of deferred taxes is as follows:

			Unibanco		Unibanco Consolidated

	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2158-35)	Other	Total	Measure 2158-35)	Other	Total
2006	46,785	238,971	285,756	71,910	574,414	646,324
2007	32,979	772,868	805,847	55,949	1,149,983	1,205,932
2008	33,993	33,103	67,096	63,909	279,631	343,540
2009	38,352	33,102	71,454	76,705	180,109	256,814
2010	44,896	-	44,896	72,952	110,161	183,113
2011	59,468	-	59,468	90,103	13,546	103,649
2012 to 2016	-	-	-	21,557	713	22,270
Total	256,473	1,078,044	1,334,517	453,085	2,308,557	2,761,642

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,175,260 in Unibanco and R$2,400,318 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

				Unibanco

	Quarter	Six-months	Quarter	Six-months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2006	2006	2005	2005
Income before income tax and social
contribution, net of profit sharing	615,286	1,210,717	588,061	1,099,303
Income tax and social contribution expenses
at a rate of 25% and 9%	(209,197)	(411,644)	(199,941)	(373,763)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	91,997	154,004	26,253	68,851
Interest on capital paid , net
Permanent differences (net)	65,768	127,088	56,434	102,835
Income tax and social contribution for	(15,944)	(11,810)	(17,872)	(43,002)
The period	(67,376)	(142,362)	(135,126)	(245,079)

			Unibanco Consolidated

	Quarter	Six-months	Quarter	Six-months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2006	2006	2005	2005
Income before income tax and social
contribution, net of profit sharing	758,762	1,478,806	615,496	1,219,196
Income tax and social contribution expenses
at a rate of 25% and 9%	(257,979)	(502,794)	(209,269)	(414,527)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	12,450	(10,477)	(46,027)	(45,737)
Interest on capital paid , net	65,733	136,317	65,745	122,210
Permanent differences (net)	21,331	71,141	61,732	44,343
Income tax and social contribution for
the period	(158,465)	(305,813)	(127,819)	(293,711)

19. Adjusted Net Income

				Unibanco

	Quarter	Six-months	Quarter	Six-months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2006	2006	2005	2005
Net income	547,910	1,068,355	452,936	854,224
Adjustments to net income	(252,211)	(463,034)	(176,048)	(242,888)
Depreciation and amortization	53,902	108,134	54,792	109,475
Amortization of goodwill on acquisition of
subsidiary companies	14,006	28,012	13,395	24,885
Exchange gain on foreign investments	(19,492)	24,565	116,346	113,990
Provision for losses on investments	-	-	-	(31)
Equity in results of subsidiary and associated
companies	(303,158)	(627,137)	(358,115)	(495,469)
Reversal (provision) of foreclosed assets	2,531	3,392	(2,466)	4,262
Adjusted net income	295,699	605,321	276,888	611,336

			Unibanco Consolidated

	Quarter	Six-months	Quarter	Six-months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2006	2006	2005	2005
Net income	547,910	1,068,355	452,936	854,224
Adjustments to net income	113,083	225,710	124,509	255,211
Depreciation and amortization	97,928	192,371	114,099	208,441
Amortization of goodwill on acquisition of
subsidiary companies	33,222	64,957	25,609	51,556
Provision for losses on investments	-	-	2,250	4,060
Equity in results of subsidiary and associated
companies	(18,998)	(35,053)	(16,066)	(14,887)
Reversal (provision) of foreclosed assets	931	3,435	(1,383)	6,041
Adjusted net income	660,993	1,294,065	577,445	1,109,435

20. Commitments and Guarantees

		Unibanco	Unibanco Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
Co-obligation and risks for guarantees
provided	9,615,130	7,584,351	9,503,373	7,622,531
Assets under management (mainly mutual
investment funds)	41,235,741	40,078,749	41,081,025	39,923,624
Lease commitments	24,548	31,512	24,880	31,553

21. Related-Party Transactions (Unibanco)

	June 30, 2006	March 31, 2006
Assets
Cash and due from banks	85	86
Interbank investments	5,980,776	6,155,619
Marketable securities and derivative financial (a)
instruments	6,063,776	5,887,165
Interbank accounts	1,317	9,946
Lending operations	142,346	166,319
Other credits
. Income receivable
Dividends and interest on capital	122,620	133,976
. Sundry	4,430	678

Liabilities
Deposits	7,906,139	6,988,044
Securities sold under repurchase agreements	1,300,789	1,358,012
Resources from securities issued
. Securities abroad	120,197	255,641
Interbank accounts	22,217	13,356
Borrowings	169,365	166,413
Derivative financial instruments	63,017	57,396
Other liabilities
Social and statutory	378,905	222,183
Subordinated debt	33,412	31,414
Sundry	24,663	48,630

__________________
(a) Include marketable securities issued by Dibens Leasing S.A. – Arrendamento Mercantil in the amount of R$5,724,682 (March 31, 2006 - R$5,526,706).

	Quarter	Six-months	Quarter	Six-months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2006	2006	2005	2005
Revenues
Lending operations	3,504	5,991	1,757	4,060
Marketable securities	422,746	875,821	328,674	581,075
Derivative financial instruments	(9,614)	19,226	34,624	35,976
Services rendered	72,112	142,057	65,345	119,486
Other operating income	25	1,831	2,356	2,869

Expenses
Deposits and securities sold	259,533	531,980	140,978	218,800
Borrowings and onlendings	3,646	7,150	1,975	4,413
Other administrative expenses	12,646	22,838	11,599	20,942
Other operating expenses	2,550	6,288	1,880	3,716

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

22. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designated as hedges may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limit is intended to avoid concentration in clients and particular sectors that Unibanco believes have high risk factors.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by the head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets’ and liabilities’ cash flows and their impacts on the financial capacity of the institution to obtain additional funds and to honor its obligations.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision makers and are controlled by independent areas on a daily bases.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses due to its systems, practices and/or control measures being incapable of withstanding human error; damaged support infrastructure; inadequate utilization of modeling, services or products; changes in the business environment or other adverse market conditions.

The management of these risks in Unibanco is carried out by an independent internal structure of Risk Management.

(d) Financial instruments recorded in the quarterly financial information and their to fair values are as follows:

				Unibanco

	June 30, 2006			March 31, 2006

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	9,792,325	9,845,944	9,195,260	9,255,217
Marketable securities	18,814,735	18,932,074	16,870,903	17,033,859
Lending operations	27,435,725	27,483,210	25,352,846	25,454,884
Derivatives, net	233,759	233,759	49,284	49,284

Liabilities
Interbank deposits	5,597,702	5,597,789	5,125,538	5,125,940
Time deposits	30,439,583	30,440,463	28,340,446	28,330,733
Mortgage notes	690,158	693,195	534,761	535,127
Resources from securities issued abroad	1,036,664	1,053,523	1,199,298	1,194,503
Subordinated debt (Note 14(b))	2,771,423	2,753,883	2,853,775	2,915,667
Other liabilities (Note 14(c))	1,514,642	1,466,968	1,541,420	1,490,191
Treasury stocks	53,172	141,992	53,280	159,959

			Unibanco Consolidated

	June 30, 2006			March 31, 2006

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	4,889,463	4,922,093	4,085,642	4,116,172
Marketable securities	20,723,525	20,861,199	19,184,631	19,426,534
Lending operations	33,828,612	33,893,686	31,908,663	32,025,351
Derivatives, net	293,288	293,288	70,591	70,591

Liabilities
Interbank deposits	90,065	90,065	3,744	3,739
Time deposits	29,095,184	29,096,064	27,502,409	27,492,696
Mortgage notes	719,141	722,179	565,411	565,777
Resources from securities issued abroad	916,467	937,301	943,656	936,261
Subordinated debt (Note 14(b))	2,738,011	2,720,194	2,822,361	2,883,244
Other liabilities (Note 14(c))	1,514,642	1,466,968	1,531,763	1,480,534
Treasury stocks	53,172	141,992	53,280	159,959

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the quarter for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at June 30, 2006 on the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

				Unibanco

	June 30, 2006			March 31, 2006

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(14,038,292)	(14,038,292)	(6,357,687)	(6,357,687)
Currencies	(1,450,744)	(1,450,744)	(1,640,051)	(1,640,051)
Interbank interest rate	(11,916,354)	(11,916,354)	(5,409,331)	(5,409,331)
Exchange coupon	(671,194)	(671,194)	691,695	691,695
Forward contracts	656,428	639,628	845,278	831,131
Currencies	2,572,852	2,517,547	2,498,879	2,459,030
Fixed interest rate	(1,916,424)	(1,877,919)	(1,653,601)	(1,627,899)
Swap contracts	231,808	335,796	253,316	327,108
Currencies	(3,254,399)	(3,258,308)	(3,704,847)	(3,647,587)
Interbank interest rate	1,702,948	1,623,981	4,526,766	4,490,653
Fixed interest rate	407,746	465,645	676,856	712,020
Other	1,375,513	1,504,478	(1,245,459)	(1,227,978)
Swap contracts with daily reset	(739,660)	(739,660)	(732,453)	(732,453)
Currencies	(739,660)	(739,660)	(732,453)	(732,453)
Third curve swap contracts	27,792	43,548	14,995	28,428
Currencies	(722,651)	(719,352)	(309,261)	(302,120)
Interbank interest rate	565,110	576,501	231,906	235,769
Fixed interest rate	185,333	186,399	92,350	94,779
Option contracts
Purchased options	582,346	471,294	349,936	289,924
Purchase	322,257	206,748	332,377	257,597
Currencies	129,801	59,034	332,377	257,597
Interbank interest rate	192,456	147,714	-	-
Sale	260,089	264,546	17,559	32,327
Currencies	253,407	255,646	17,559	32,327
Interbank interest rate	6,682	8,900	-	-
Sale option	549,348	480,997	423,437	417,245
Purchase	386,264	251,547	306,923	241,585
Currencies	208,322	109,884	306,923	241,585
Interbank interest rate	177,942	141,663	-	-
Sale	163,084	229,450	116,514	175,660
Currencies	136,743	175,301	116,514	175,660
Interbank interest rate	26,341	54,149	-	-

			Unibanco Consolidated

	June 30, 2006			March 31, 2006

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(11,688,736)	(11,688,736)	(3,659,966)	(3,659,966)
Currencies	(1,454,346)	(1,454,346)	(1,643,541)	(1,643,541)
Interbank interest rate	(9,563,196)	(9,563,196)	(2,680,982)	(2,680,982)
Exchange coupon	(671,194)	(671,194)	664,557	664,557
Forward contracts	627,208	612,333	667,086	650,979
Currencies	2,527,902	2,474,898	2,312,049	2,270,256
Fixed interest rate	(1,900,694)	(1,862,565)	(1,644,963)	(1,619,277)
Swap contracts	277,935	377,535	278,311	342,335
Currencies	(3,324,798)	(3,328,160)	(3,750,746)	(3,691,523)
Interbank interest rate	2,271,145	2,192,144	5,227,961	5,191,803
Fixed interest rate	87,275	140,266	112,486	135,962
Other	1,244,313	1,373,285	(1,311,390)	(1,293,907)
Swap contracts with daily reset	(739,660)	(739,660)	(732,453)	(732,453)
Currencies	(739,660)	(739,660)	(732,453)	(732,453)
Third curve swap contracts	27,792	43,548	14,995	28,428
Currencies	(722,651)	(719,352)	(309,261)	(302,120)
Interbank interest rate	565,110	576,501	231,906	235,769
Fixed interest rate	185,333	186,399	92,350	94,779
Option contracts
Purchased options	582,346	471,294	349,936	289,924
Purchase	322,257	206,748	332,377	257,597
Currencies	129,801	59,034	332,377	257,597
Interbank interest rate	192,456	147,714	-	-
Sale	260,089	264,546	17,559	32,327
Currencies	253,407	255,646	17,559	32,327
Interbank interest rate	6,682	8,900	-	-
Sale option	549,348	480,997	423,437	417,245
Purchase	386,264	251,547	306,923	241,585
Currencies	208,322	109,884	306,923	241,585
Interbank interest rate	177,942	141,663	-	-
Sale	163,084	229,450	116,514	175,660
Currencies	136,743	175,301	116,514	175,660
Interbank interest rate	26,341	54,149	-	-

______________________
(1) Include the net balance of short position (long position).
(2) For option contracts, the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts, recorded in memorandum accounts, amounted to R$64,405,154 (March 31, 2006 – R$59,990,141) with respect to purchase commitments and R$60,249,045 (March 31, 2006 – R$60,091,799) with respect to sale commitments.

On June 30, 2006, there were future transactions of R$10,108,048 (March 31, 2006 - R$9,000,749) in Unibanco and R$10,108,048 (March 31, 2006 - R$9,063,461) in Unibanco Consolidated, swap contracts in the amount of R$1,269,260 (March 31, 2006 - R$1,354,788) in Unibanco and R$1,269,260 (March 31, 2006 - R$1,354,788) in Unibanco Consolidated and forward transactions in the amount of R$149,742 (March 31, 2006 – R$217,435) in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges of exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net loss of applicable taxes and minority interest, during the quarter, in the amount of R$103 (March 31, 2006 – R$12,098) in Unibanco and R$103 (March 31, 2006 - R$12,263) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of June 30, 2006, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value by trade location

						Unibanco

		June 30, 2006			March 31, 2006

		CETIP/			CETIP/
		Over the			Over the
Exposure at fair value	BM&F	counter	Total	BM&F	counter	Total
Future contracts	(14,038,292)	-	(14,038,292)	(6,357,687)	-	(6,357,687)
Forward contracts	-	639,628	639,628	-	831,131	831,131
Swap contracts	7,011	328,785	335,796	5,896	321,212	327,108
Swap contracts with daily
reset	(739,660)	-	(739,660)	(732,453)	-	(732,453)
Third curve swap contracts	-	43,548	43,548	-	28,428	28,428
Option contracts
Purchased option	470,621	673	471,294	288,697	1,227	289,924
Sale option	478,436	2,561	480,997	416,104	1,141	417,245

				Unibanco Consolidated

		June 30, 2006			March 31, 2006

		CETIP/			CETIP/
		Over the			Over the
Exposure at fair value	BM&F	counter	Total	BM&F	counter	Total
Future contracts	(11,688,736)	-	(11,688,736)	(3,659,966)	-	(3,659,966)
Forward contracts	-	612,333	612,333	-	650,979	650,979
Swap contracts	25,822	351,713	377,535	23,027	319,308	342,335
Swap contracts with daily
reset	(739,660)	-	(739,660)	(732,453)	-	(732,453)
Third curve swap contracts	-	43,548	43,548	-	28,428	28,428
Option contracts
Purchased option	470,621	673	471,294	288,697	1,227	289,924
Sale option	478,436	2,561	480,997	416,104	1,141	417,245

______________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$121,783 (March 31, 2006 - R$122,006) in Unibanco and R$259,269 (March 31, 2006 - R$277,147) in Unibanco Consolidated and are comprised by federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

		Unibanco	Unibanco Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
Assets
Less than 3 months	389,019	259,636	399,997	252,271
Between 3 months and 1 year	718,530	497,502	723,485	491,174
Between 1 and 3 years	231,585	254,628	230,346	249,078
More than 3 years	103,008	65,009	105,545	67,046
Total	1,442,142	1,076,775	1,459,373	1,059,569

Liabilities
Less than 3 months	424,546	163,710	391,869	171,803
Between 3 months and 1 year	611,189	623,331	601,568	576,725
Between 1 and 3 years	154,594	234,482	154,594	234,482
More than 3 years	18,054	5,969	18,054	5,969
Total	1,208,383	1,027,492	1,166,085	988,979

		Unibanco	Unibanco Consolidated

	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006
Assets
Forward contracts	176,337	47,403	201,577	62,045
Swap contracts	750,004	709,841	741,995	677,993
Third curve swap contracts	44,507	29,607	44,507	29,607
Option contracts – premiums paid	471,294	289,924	471,294	289,924
Total	1,442,142	1,076,775	1,459,373	1,059,569

Liabilities
Forward contracts	312,219	226,335	319,669	234,897
Swap contracts	414,208	382,733	364,460	335,658
Third curve swap contracts	959	1,179	959	1,179
Option contracts – premiums received	480,997	417,245	480,997	417,245
Total	1,208,383	1,027,492	1,166,085	988,979

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts, the balance of which represents the amounts recorded in asset and liability accounts, are as follows:

					Unibanco

				June 30, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	2,649,461	(19,597,010)	2,678,985	230,272	(14,038,292)
Forward contracts	371,165	242,783	7,789	17,891	639,628
Swap contracts	17,440	83,956	148,696	85,704	335,796
Swap contracts with daily reset	(182,403)	(380,980)	(176,277)	-	(739,660)
Third curve swap contracts	13,154	30,394	-	-	43,548
Option contracts
Purchased option	147,903	262,607	60,784	-	471,294
Sale option	171,571	203,247	106,179	-	480,997

					Unibanco

				March 31, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	(817,315)	(5,832,318)	7,009	284,937	(6,357,687)
Forward contracts	679,431	121,066	11,389	19,245	831,131
Swap contracts	159,824	52,586	56,263	58,435	327,108
Swap contracts with daily reset	-	(557,429)	(175,024)	-	(732,453)
Third curve swap contracts	11,458	12,384	4,586	-	28,428
Option contracts
Purchased option	36,952	159,345	93,627	-	289,924
Sale option	17,436	279,156	120,653	-	417,245

				Unibanco Consolidated

				June 30, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	2,869,166	(18,925,648)	4,044,970	322,776	(11,688,736)
Forward contracts	386,451	200,202	7,789	17,891	612,333
Swap contracts	45,811	96,026	147,457	88,241	377,535
Swap contracts with daily
reset	(182,403)	(380,980)	(176,277)	-	(739,660)
Third curve swap contracts	13,154	30,394	-	-	43,548
Option contracts
Purchased option	147,903	262,607	60,784	-	471,294
Sale option	171,571	203,247	106,179	-	480,997

				Unibanco Consolidated

				March 31, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	(1,154,053)	(4,951,613)	2,149,849	295,851	(3,659,966)
Forward contracts	497,915	122,430	11,389	19,245	650,979
Swap contracts	139,653	91,498	50,711	60,473	342,335
Swap contracts with daily
reset	-	(557,429)	(175,024)	-	(732,453)
Third curve swap contracts	11,458	12,384	4,586	-	28,428
Option contracts
Purchased option	36,952	159,345	93,627	-	289,924
Sale option	17,436	279,156	120,653	-	417,245

23. Other Information

(a) Assets leased to third parties, in the amount of R$1,637,272 (March 31, 2006 - R$1,308,680), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,075,437 (March 31, 2006 - R$734,134) and the residual value received in advance from these lessees amounts to R$510,521 (2005 - R$402,959), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At June 30, 2006, the insurance coverage on properties and other assets in use totaled R$492,468 (March 31, 2006 -R$494,420) in Unibanco and R$1,133,398 (March 31, 2006 - R$1,134,620) in Unibanco Consolidated.

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

						%Capital
					Number of	Investment in
				Type of	Shares or	Controlled
Item	Name	CNPJ	Principal Activity	Company	quotas	Company

01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Insurance Company	Non-Financial Instituituion	1,069,751,053	49.902
02	Unipart Participações Internacionais Ltd.	521,028	Holding	Non-Financial Instituituion	2,778,080	100.000
03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Financial Instituituion	239,244,367,903	100.000
04	Unibanco Companhia de Capitalização	61,054,128/0001-22	Annuity Products	Non-Financial Instituituion	4,193,771	99.999
05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Financial Instituituion	4,969	99.980
06	Banco Dibens S.A.	61,199,881/0001-06	Bank	Financial Instituituion	8,858,142,354	99.999
07	Dibens Leasing S.A. - Arrendamento Mercantil	65,654,303/0001-73	Leasing	Financial Instituituion	81,086,903	99.999
08	Interbanco S.A.	670,849	Bank	Financial Instituituion	20,000,000	99.996
09	Unibanco Asset Management Banco de Investimento S.A.	59,608,174/0001-84	Asset Management	Financial Instituituion	2,936,810	99.999
10	Unibanco Negócios Imobiliários Ltda.	34,098,442/0001-03	Service Render	Non-Financial Instituituion	55,664,264	99.999
11	Unibanco Serviços de Investimento Ltda.	01,538,145/0001-03	Service Render	Non-Financial Instituituion	100,000	99.999
12	Unibanco Empreendimentos e Participações Ltda.	60,938,552/0001-77	Service Render	Non-Financial Instituituion	201,910,495	48.003
13	Unibanco Empreendimentos Ltda.	35,765,817/0001-35	Service Render	Non-Financial Instituituion	128,568,103	16.126
14	Banco Único S.A.	00,086,413/0001-30	Bank	Financial Instituituion	5,536,793,648	100.000
15	BWU Comércio e Entretenimento Ltda.	00,018,517/0001-08	Service Render	Non-Financial Instituituion	112,993,502	59.792
16	Unibanco Investshop – Corretora de Valores Mobiliários e Câmbio S.A.	66,649,955/0001-82	Brokerage	Financial Instituituion	9,909,084	100.000
17	Hipercard Banco Múltiplo S.A.	03,012,230/0001-69	Bank	Financial Instituituion	496,235,064	19.293
18	AIG Brasil Companhia de Seguros	33,040,981/0001-50	Brokerage	Non-Financial Instituituion	108,427,875	49.999

7016 - MARKETABLE SECURITIES

								More
		No stated	Up to 3	3 months				than
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years	15 years

00.0.0.01.01.00	National Treasury
	Securities	-	4,430,741.95	1,754,842.26	886,764.12	998,439.41	967,418.37	1,102,661.61
00.0.0.01.02.00	Brazilian Central Bank
	Securities	-	-	173,258.17	-	-	-	-
00.0.0.01.05.00	Time Deposits	-	2,013.78	-	-	-	-	-
00.0.0.01.07.00	Mortgage Notes	-	27,189.51	-	-	-	-	-
00.0.0.01.08.00	Debentures	-	107,973.19	225,466.24	612,280.59	727,926.17	5,783,373.77	-
00.0.0.01.10.00	Non-listed Companies
	Equity Securities	15,510.43	-	-	-	-	-	-
00.0.0.01.11.00	Other	192,404.56	235,873.68	73,798.05	117,320.21	29,818.07	293,584.73	56,075.66
00.0.0.02.01.00	Swaps	-	84,100.83	396,248.38	167,041.46	98,525.66	4,087.33	-
00.0.0.02.02.00	Forward contracts	-	143,585.95	28,595.54	3,759.89	395.23	-	-
00.0.0.02.04.00	Options	-	147,902.41	262,607.51	60,783.46	-	-	-
00.0.0.02.06.00	Other Derivative
	Financial Instruments	-	13,428.94	31,078.98	-	-	-	-
00.0.0.02.00.00	TOTAL OF DERIVATIVE
	FINANCIAL INSTRUMENTS	-	389,018.13	718,530.41	231,584.81	98,920.89	4,087.33	-
00.0.0.01.00.00	TOTAL OF MARKETABLE
	SECURITIES	207,914.99	4,803,792.11	2,227,364.72	1,616,364.92	1,756,183.65	7,044,376.87	1,158,737.27

Code	Description	Fair Value	Book Value

00.0.0.01.01.00	National Treasury Securities	10,252,378.11	10,140,867.72
00.0.0.01.02.00	Brazilian Central Bank Securities	175,746.55	173,258.17
00.0.0.01.05.00	Time Deposits	2,013.78	2,013.78
00.0.0.01.07.00	Mortgage Notes	27,189.51	27,189.51
00.0.0.01.08.00	Debentures	7,457,019.96	7,457,019.96
00.0.0.01.10.00	Non-listed Companies Equity
	Securities	15,510.43	15,510.43
00.0.0.01.11.00	Other	1,002,215.77	998,874.96
00.0.0.02.01.00	Swaps	750,004.67	750,003.66
00.0.0.02.02.00	Forward contracts	176,334.61	176,336.61
00.0.0.02.04.00	Options	471,294.38	471,293.38
00.0.0.02.06.00	Other Derivative Financial
	Instruments	44,507.91	44,507.92
00.0.0.02.00.00	TOTAL OF DERIVATIVE
	FINANCIAL INSTRUMENTS	1,442,141.57	1,442,141.57
00.0.0.01.00.00	TOTAL OF MARKETABLE
	SECURITIES	18,932,074.11	18,814,734.53

7017 - MARKETABLE SECURITIES

								More
		No stated	Up to 3	3 months				than 15
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years	years

00.0.0.01.01.00	Own Portfolio	207,914.99	871,933.07	1,044,965.32	874,214.22	944,531.27	1,096,432.58	98,190.77
00.0.0.01.02.00	Subject to
	Repurchase
	Commitments	-	3,020,390.05	559,847.79	539,890.23	658,928.28	5,947,944.29	1,060,546.50
00.0.0.01.03.00	Derivatives
	Financial
	Instruments	-	389,018.13	718,530.41	231,584.81	98,920.89	4,087.33	-
00.0.0.01.04.00	Pledged with
	Brazilian
	Central Bank	-	641,700.40	501,752.46	-	-	-	-
00.0.0.01.06.00	Pledged under
	Guarantees
	Rendered	-	267,653.82	120,799.15	202,260.47	152,724.10	-	-
00.0.0.01.08.00	Securities
	Subject to
	Transactions	-	2,114.77	-	-	-	-	-
00.0.0.01.00.00	Total	207,914.99	5,192,810.24	2,945,895.13	1,847,949.73	1,855,104.54	7,048,464.20	1,158,737.27

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits

						Allowance
			% on the		% on the	for loan		% on the
Code	Description	Amount	total	Amount	total	losses	Amount	total

00.0.0.01.01.00	10 largest
	borrowers/clients	7,390,340.46	86.94	3,464,135.84	11.27	23,858.35	4,218,003.60	9.35
00.0.0.01.02.00	Next 50 largest
	borrowers/clients	1,110,268.18	13.06	6,017,657.33	19.58	106,573.09	6,739,550.68	14.94
00.0.0.01.03.00	Next 100 largest
	borrowers/clients	-	-	4,497,665.51	14.63	36,231.31	3,809,752.95	8.44
00.0.0.01.04.00	Other	-	-	16,754,884.14	54.52	1,360,085.42	30,346,542.63	67.27
00.0.0.01.00.00	Total	8,500,608.64	100.00	30,734,342.82	100.00	1,526,748.17	45,113,849.86	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

		Credits in	Falling due portfolio

		Arrears
		over 15	Up to 3	3 months				More than
Code	Description	days	months	to 1 year	1-3 years	3-5 years	5-15 years	15 years

00.1.1.00.00.00	Public Sector	-	19,785.00	68,030.80	227,601.45	348,594.35	315,089.94	-
00.1.1.02.00.00	Corporate Activities	-	19,785.00	68,030.80	227,601.45	348,594.35	315,089.94	-
00.1.1.02.01.00	Manufacturing	-	3,696.55	39,069.89	211,930.09	240,870.02	86,989.39	-
00.1.1.02.03.00	Financial Intermediary	-	16,088.45	28,960.91	15,671.36	107,724.33	228,100.55	-
00.1.4.00.00.00	Private Sector	807,755.97	10,041,680.03	8,879,477.87	6,588,096.17	1,826,346.95	1,609,847.72	2,036.57
00.1.4.01.00.00	Agricultural	10,987.53	314,439.65	541,288.69	136,776.32	47,413.24	37,610.99	2,032.22
00.1.4.02.00.00	Manufacturing	44,030.54	4,811,786.03	4,549,946.65	2,252,611.08	937,408.99	316,955.21	-
00.1.4.03.00.00	Trade	76,559.32	2,409,935.92	866,064.93	198,254.28	17,691.59	211.27	-
00.1.4.04.00.00	Financial Services	606.36	453,424.48	277,210.18	247,323.31	6,802.66	-	-
00.1.4.05.00.00	Other Services	310,582.33	212,136.82	696,324.38	2,172,912.26	552,472.33	791,782.33	-
00.1.4.06.00.00	Individuals	352,534.95	1,792,524.72	1,840,072.26	1,325,546.68	74,304.51	13,441.96	-
00.1.4.07.00.00	Residential Construction
	loans	12,454.94	47,432.41	108,570.78	254,672.24	190,253.63	449,845.96	4.35
00.1.0.00.00.00	Total	807,755.97	10,061,465.03	8,947,508.67	6,815,697.62	2,174,941.30	1,924,937.66	2,036.57

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

		Contracted	Amortized	Loan Charge-	Loan	Renegotiated
Code	Description	Credits	Credits	Offs	Recoveries	Credits

00.1.1.00.00.00	Public Sector	-	1,319.12	-	-	-
00.1.1.02.00.00	Corporate Activities	-	1,319.12	-	-	-
00.1.1.02.01.00	Manufacturing	-	1,319.12	-	-	-
00.1.4.00.00.00	Private Sector	20,441,234.16	18,158,945.20	150,613.84	19,163.11	219,689.08
00.1.4.01.00.00	Agricultural	393,709.34	397,632.95	-	-	-
00.1.4.02.00.00	Manufacturing	6,134,819.75	5,700,915.41	8,858.86	11,139.58	41,753.64
00.1.4.03.00.00	Trade	3,387,462.95	3,218,858.17	15,649.87	547.18	15,345.26
00.1.4.04.00.00	Financial Services	235,244.12	214,575.01	391.56	0.92	88.25
00.1.4.05.00.00	Other Services	7,344,664.66	5,765,872.69	61,908.39	2,638.12	43,126.04
00.1.4.06.00.00	Individuals	2,718,996.95	2,579,283.09	62,831.68	4,837.04	115,484.06
00.1.4.07.00.00	Residential Construction
	Loans	226,336.39	281,807.88	973.48	0.27	3,891.83
00.1.0.00.00.00	Total	20,441,234.16	18,160,264.32	150,613.84	19,163.11	219,689.08

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits
		Private Sector		Private Sector

		Private		Private
Code	Description	companies	Individuals	companies	Individuals

00.0.1.01.00.00	Local	3,549,133.19	140,039.95	19,450,107.96	8,415,809.81
00.0.1.01.01.00	The North	36,517.12	1,538.32	103,445.34	87,220.03
00.0.1.01.02.00	The Northeast	173,561.95	7,872.78	747,003.60	519,769.72
00.0.1.01.03.00	The Southeast	3,059,054.93	113,723.43	17,347,502.41	6,903,993.63
00.0.1.01.04.00	The Middle-west	84,882.95	4,287.17	247,578.01	171,181.65
00.0.1.01.05.00	The South	195,116.24	12,618.25	1,004,578.60	733,644.78
00.0.1.02.00.00	Abroad	673,537.52	-	2,573,664.93	-
00.0.1.00.00.00	Total	4,222,670.71	140,039.95	22,023,772.89	8,415,809.81

		Savings Deposits
		Private Sector

		Private		Lending Operation
Code	Description	Companies	Individuals	Portfolio

00.0.1.01.00.00	Local	90,671.01	4,622,950.40	29,318,453.91
00.0.1.01.01.00	The North	1,352.48	60,408.96	156,668.91
00.0.1.01.02.00	The Northeast	6,253.55	347,936.41	1,137,892.18
00.0.1.01.03.00	The Southeast	72,574.41	3,692,719.63	23,713,069.69
00.0.1.01.04.00	The Middle-west	1,591.77	123,004.13	672,512.43
00.0.1.01.05.00	The South	8,898.80	398,881.27	3,638,310.70
00.0.1.02.00.00	Abroad	-	-	1,415,888.91
00.0.1.00.00.00	Total	90,671.01	4,622,950.40	30,734,342.82

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

		Amounts by Risk Level

Code	Description	AA	A	B	C	D	E

00.0.0.01.01.00	Hot-money	-	-	-	-	-	-
00.0.0.01.02.00	Loans	4,876,194.71	3,700,731.19	2,032,897.69	930,973.87	276,217.49	146,300.80
00.0.0.01.03.00	Discounted Loans, Notes and Bills	389,887.43	153,690.53	43,988.33	19,906.26	14,226.15	10,528.90
00.0.0.01.04.00	Overdraft Loans	590,728.56	603,196.34	373,599.70	98,685.36	8,894.25	2,651.32
00.0.0.01.05.00	Individual Loans	352,293.69	789,128.89	67,082.01	24,647.93	16,556.03	11,601.41
00.0.0.01.06.00	Individual Financing	125,828.12	1,801,112.69	99,828.55	112,927.81	53,300.51	31,606.28
00.0.0.01.07.00	Advances on Exchange
	Contracts (before export)	721,426.87	258,995.64	126,201.43	23,902.31	1,392.87	322.11
00.0.0.01.08.00	Advances on Exchange
	Contracts (after export)	395,142.62	19,244.68	9,383.10	479.74	1,143.78	484.41
00.0.0.01.09.00	Vendor	168,287.84	93,063.76	3,201.61	538.59	-	-
00.0.0.01.10.00	Purchase Financing	564,222.60	196,891.68	153,585.36	14,325.03	265.24	-
00.0.0.01.11.00	Agricultural	467,715.82	362,775.61	202,193.51	31,416.34	14,359.63	2,236.31
00.0.0.01.12.00	Real Estate Loans	1,224,644.10	76,200.70	60,214.59	41,308.29	21,933.39	13,177.71
00.0.0.01.15.00	Other Financing	4,443,983.54	1,371,825.90	469,241.43	185,757.18	35,296.93	8,131.04
00.0.0.01.19.00	Other Loans	131,044.98	62,349.84	11,297.79	14,334.68	317.28	113.25
00.0.0.01.00.00	Total	14,451,400.88	9,489,207.45	3,652,715.10	1,499,203.39	443,903.55	227,153.54

		Amounts by Risk Level				Total

Code	Description	F	G	H	Total	Guaranteed

00.0.0.01.01.00	Hot-money	-	-	103.67	103.67	-
00.0.0.01.02.00	Loans	101,566.52	165,132.18	356,120.45	12,586,134.90	1,043,960.25
00.0.0.01.03.00	Discounted Loans, Notes and Bills	8,209.34	6,692.56	41,560.63	688,690.13	189,825.13
00.0.0.01.04.00	Overdraft Loans	1,507.83	416.27	440.58	1,680,120.21	-
00.0.0.01.05.00	Individual Loans	12,913.14	10,850.06	60,106.27	1,345,179.43	-
00.0.0.01.06.00	Individual Financing	26,243.69	23,602.33	81,722.03	2,356,172.01	2,104,729.39
00.0.0.01.07.00	Advances on Exchange
	Contracts (before export)	119.98	86.64	1,045.24	1,133,493.09	92,010.58
00.0.0.01.08.00	Advances on Exchange
	Contracts (after export)	911.01	683.23	3,711.96	431,184.53	29,587.16
00.0.0.01.09.00	Vendor	-	-	-	265,091.80	-
00.0.0.01.10.00	Purchase Financing	158.42	62.79	297.63	929,808.75	-
00.0.0.01.11.00	Agricultural	1,335.32	2,616.15	5,899.93	1,090,548.62	945,318.85
00.0.0.01.12.00	Real Estate Loans	5,946.03	3,501.23	18,116.08	1,465,042.12	1,394,091.57
00.0.0.01.15.00	Other Financing	17,939.79	5,896.68	4,463.13	6,542,535.62	4,643,330.73
00.0.0.01.19.00	Other Loans	28.61	-	751.51	220,237.94	17,767.30
00.0.0.01.00.00	Total	176,879.68	219,540.12	574,339.11	30,734,342.82	10,460,620.96

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

			Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate

Code	Description	Fixed Rate			Dollar	Other

00.0.0.01.01.00	Lending Operations	11,580,200.07	5,452,208.24	1,799,149.92	5,419,923.12	4,697,945.91
00.0.0.01.03.00	Other	152,149.97	64,571.15	1,929.79	1,564,677.62	1,587.03
00.0.0.01.00.00	Total	11,732,350.04	5,516,779.39	1,801,079.71	6,984,600.74	4,699,532.94

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies

		Related	Non-Related	Related	Non-Related
Code	Description	Parties	Parties	Parties	Parties

00.0.0.01.02.00	Assignment of loan without co- obligation	-	-	-	2,442.70
00.0.0.01.00.00	Total	-	-	-	2,442.70

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B

		Quantity		Quantity		Quantity
		(by		(by		(by
Code	Description	thousand)	Amount	thousand)	Amount	thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	800.83	841,651.40	2,680.55	2,656,082.85	286.49	307,591.89
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	18.80	262,092.33	60.16	841,959.54	7.21	101,086.79
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	15.74	513,332.97	31.10	915,445.39	4.63	143,191.46
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	7.84	546,162.44	5.73	390,709.18	1.62	116,809.20
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	5.22	983,730.98	3.64	717,374.37	1.68	359,993.81
00.0.0.01.06.00	Over to R$ 500,000.00	2.33	11,304,430.76	1.32	3,967,636.12	0.60	2,624,041.95
00.0.0.01.00.00	Total	850.76	14,451,400.88	2,782.50	9,489,207.45	302.23	3,652,715.10

		C		D		E

		Quantity		Quantity		Quantity
		(by		(by		(by
Code	Description	thousand)	Amount	thousand)	Amount	thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	122.88	177,557.43	65.41	110,691.35	41.12	72,213.16
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	5.07	71,987.01	3.07	42,944.03	1.74	24,474.16
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	3.77	115,499.99	1.84	55,066.68	1.12	32,787.37
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	1.11	76,759.24	0.45	30,262.39	0.27	18,965.05
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.75	144,297.71	0.27	46,806.69	0.14	24,778.78
00.0.0.01.06.00	Over to R$ 500,000.00	0.12	913,102.01	0.04	158,132.41	0.02	53,935.02
00.0.0.01.00.00	Total	133.70	1,499,203.39	71.08	443,903.55	44.41	227,153.54

		F		G		H

		Quantity		Quantity		Quantity
		(by		(by		(by
Code	Description	thousand)	Amount	thousand)	Amount	thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	41.25	70,706.77	33.37	57,609.42	162.23	275,635.23
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	1.66	23,078.49	1.38	19,326.57	5.60	76,530.36
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.99	28,939.17	0.77	22,235.36	2.67	77,950.31
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.19	13,827.94	0.14	9,293.30	0.55	37,537.87
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.10	16,192.25	0.06	10,044.92	0.30	54,220.23
00.0.0.01.06.00	Over to R$ 500,000.00	0.01	24,135.06	0.01	101,030.55	0.04	52,465.11
00.0.0.01.00.00	Total	44.20	176,879.68	35.73	219,540.12	171.39	574,339.11

7026 - FIXED ASSETS

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00.0.1.01.00.00	Furniture and Equipment Inventory	2,823.58	4,218.52	-	7,042.10
00.0.1.02.00.00	Property and Equipment in process	9.89	-	0.22	9.67
00.0.1.03.00.00	Land and Buildings in Use	108,641.56	1,371.23	1,690.20	108,322.59
00.0.1.03.01.00	Land and Buildings	108,641.56	1,371.23	1,690.20	108,322.59
00.0.1.04.00.00	Facilities, Furniture and Equipment	62,471.75	2,264.67	3,351.66	61,384.76
00.0.1.05.00.00	Other	150,125.78	10,823.50	12,932.80	148,016.48
00.0.1.00.00.00	Total	324,072.56	18,677.92	17,974.88	324,775.60

7027 - FUNDING BY MATURITY

		Maturity

		No stated	Up to 3	3 months to 1
Code	Description	maturity	months	year	1-3 years	3-5 years	5-15 years

00.0.1.01.00.00	Deposits	9,076,564.94	4,209,082.09	10,435,655.43	12,027,189.04	4,267,584.63	5,097,773.73
00.0.1.01.01.00	Demand Deposits	4,359,876.88	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	3,709,885.75	10,427,990.08	12,020,407.42	4,267,584.63	13,714.82
00.0.1.01.03.00	Savings Deposits	4,713,621.41	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	499,196.34	7,665.35	6,781.62	-	5,084,058.91
00.0.1.01.05.00	Foreign Deposits	2,833.78	-	-	-	-	-
00.0.1.01.06.00	Other	232.87	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under Repurchase
	Agreements	-	8,460,747.01	7,213,716.46	-	-	-
00.0.1.03.00.00	Local Borrowings	-	55.00	165.01	238.34	238.34	92.04
00.0.1.04.00.00	Foreign Borrowings	-	693,694.30	1,045,009.47	917,245.06	55,470.66	10,313.26
00.0.1.05.00.00	Local Onlendings	-	374,006.50	1,476,590.18	2,100,929.94	829,015.42	434,166.89
00.0.1.06.00.00	Foreign Onlending	-	1,753.77	28,436.57	50,798.76	22,038.33	808.34
00.0.1.08.00.00	Subordinated Debt	-	16,214.21	8,924.60	-	1,406,795.00	1,339,488.69
00.0.1.00.00.00	Total	9,076,564.94	13,755,552.88	20,208,497.72	15,096,401.14	6,581,142.38	6,882,642.95

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group

				Excess /			Excess /
Code	Description	Required	Situation	Deficiency	Required	Situation	Deficiency

00.0.0.01.00.00	Required Stockholders’
	Equity Compatible
	with the Degree of
	Risk of Assets (Brazil
	index)	-	-	-	9,126,632.24	12,453,948.00	3,327,315.76
00.0.0.01.01.00	Credit Risk	-	-	-	7,935,570.71	-	-
00.0.0.01.02.00	Exchange Rate Market
	Risk	-	-	-	889,130.12	-	-
00.0.0.01.03.00	Interest Rate Market Risk	-	-	-	301,931.41	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	6,203,176.18	6,001,408.79	201,767.39
00.0.0.03.00.00	Minimum Regulatory
	Stockholders'
	Equity Required	777,520.00	12,113,404.11	11,335,884.11	-	-	-
00.0.0.04.00.00	Minimum Regulatory
	Capital Required	777,520.00	8,000,000.00	7,222,480.00	-	-	-

		Unibanco Financial Economic Group

				Excess /
Code	Description	Required	Situation	Deficiency

00.0.0.01.00.00	Required Stockholders’ Equity
	Compatiblewith the Degree of
	Risk of Assets(Brazil index)	9,281,314.58	13,170,613.07	3,889,298.49
00.0.0.01.01.00	Credit Risk	8,090,422.47	-	-
00.0.0.01.02.00	Exchange Rate Market Risk	889,130.12	-	-
00.0.0.01.03.00	Interest Rate Market Risk	301,761.99	-	-
00.0.0.02.00.00	Fixed Assets Ratio	6,561,483.92	3,461,900.37	3,099,583.55
00.0.0.03.00.00	Minimum Regulatory Stockholders'
	Equity Required	-	-	-
00.0.0.04.00.00	Minimum Regulatory Capital
	Required	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

					Net Income
	Branch				(Loss) for the
Item	Code	Branch Name	Assets	Liabilities	Period

					(+/-)
1	53855	Patriarca	60,315,209.16	52,292,641.98	(604,818.73)
2	800260	Cayman	13,230,975.28	12,563,051.94	87,826.99
3	89027	Business Center Paulista	7,842,896.22	7,761,900.34	41,707.15
4	96317	Business Center Rio	1,960,745.04	1,920,582.92	42,484.76
5	96074	Business Center Santo Amaro	1,857,658.68	1,815,905.35	33,290.29
6	33315	Sete de Setembro	1,296,255.91	1,270,731.29	21,123.10
7	57338	Carijós	1,092,923.86	1,065,206.40	12,173.70
8	144656	Marechal - Curitiba	714,327.41	713,435.73	(1,444.28)
9	12660	Campinas Centro	620,316.44	629,836.66	1,932.10
10	17972	Ribeirão Preto	507,215.84	509,880.04	(224.54)

7030 - CHARGES AND TAXES

Code	Description	Total

00.0.0.01.01.00	Social Security	75,157.61
00.0.0.01.02.00	Private Retirement	4,245.25
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	24,893.42
00.0.0.01.05.00	Compensation for Hired Employees	5,313.05
00.0.0.01.06.00	Labor Insurance Claims Premiums	759.17
00.0.0.01.07.00	Other Employees Benefits	61,305.27
00.0.0.01.00.00	TOTAL CHARGES	171,673.77
00.0.0.02.02.00	Income Taxes	61,932.37
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	6,508.25
00.0.0.02.04.00	PIS/PASEP (Employee’s Profit Participation Program)	12,473.84
00.0.0.02.05.00	COFINS (Taxes for Social Security Financing)	77,768.00
00.0.0.02.06.00	ISS (Municipal Services Tax)	20,659.99
00.0.0.02.07.00	Other	27,072.38
00.0.0.02.00.00	TOTAL TAXES	206,414.83

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter

Code	Description	Quantity	Transaction

00.0.0.01.01.00	Demand Deposits	25,412.00	10,068,133.18
00.0.0.01.06.00	Collections	49,485.00	80,827.14
00.0.0.01.00.00	Total	74,897.00	10,148,960.32

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00.0.1.01.00.00	Clearing Check	21,674,485.00	13,782,134.21
00.0.1.01.01.00	Conventional System	34,740.00	43,896.22
00.0.1.01.02.00	Electronic System	21,639,745.00	13,738,237.99
00.0.1.02.00.00	Electronic Draft	58,829.00	32,080.27
00.0.1.03.00.00	Electronic Transfers	114,137.00	15,607.40
00.0.1.04.00.00	Electronic Collection	27,687,267.00	19,429,215.52
00.0.1.00.00.00	Total	49,534,718.00	33,259,037.40

7033 – REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW

To the Board of Directors
Unibanco - União de Bancos Brasileiros S.A.

1 We have carried out a limited review of the accounting information included in the individual and consolidated Quarterly Financial Information (IFT) of Unibanco - União de Bancos Brasileiros S.A. (Unibanco) for the quarter ended June 30, 2006, comprising the balance sheet and the statements of income, of changes in stockholders' equity and of changes in financial position, as well the statement of income for the six-month period then ended, and the accounting information included in the notes to the financial information (Exhibits 7002 to 7009 and 7014). This information is the responsibility of Unibanco's management.

2 Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of Unibanco with regard to the main criteria adopted for the preparation of the quarterly information, and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on Unibanco's financial position and operations.

3 Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Central Bank regulations.

4 The Quarterly Information (IFT) also includes accounting information presented in order to provide supplementary information on Unibanco, as required by the Brazilian Central Bank, on the combined financial statements referred to as "Financial Conglomerate" and "Economic-Financial Consolidated (CONEF)", comprising the combined balance sheet as of June 30, 2006 of the Financial Conglomerate and Economic-Financial Consolidated (CONEF), and the combined statements of income and of changes in financial position of the Financial Conglomerate for the quarter then ended (Exhibits 7010 to 7013). These combined financial statements have been submitted to the same review procedures described in paragraph 2 and, based on our review, we are not aware of any significant adjustments which should be made for this financial information to be presented in conformity with the standards issued by the Brazilian Central Bank specifically applicable to the preparation of this information.

5 The limited review of the Quarterly Financial Information (IFT) was carried out with the purpose of issuing a report on the accounting information contained in the quarterly information referred to in paragraph 1, taken as a whole. Exhibits 7016 to 7032 and 7034 to 7039, which are part of this IFT, are being presented to provide supplementary information on the Bank, as required by the Brazilian Central Bank, and are not required as a part of the basic financial information. The accounting information included in these exhibits has been submitted to the same review procedures described in paragraph 2 and, based on these limited review procedures, we are not aware of any significant adjustments which should be made for this accounting information to be fairly presented in relation to the financial information referred to in paragraph 1, taken as a whole.

São Paulo, August 9, 2006

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

7034 - PROVISIONS

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	ASSETS	1,495,438.69	281,733.77	219,689.09	1,557,483.37
00.0.0.01.06.00	Lending Operations	1,420,923.26	281,733.77	188,954.73	1,513,702.30
00.0.0.01.08.00	Other Credits	43,780.23	-	30,734.36	13,045.87
00.0.0.01.09.00	Investments	30,735.20	-	-	30,735.20
00.0.0.04.00.00	LIABILITIES	1,422,306.74	248,089.65	146,724.67	1,523,671.72
00.0.0.04.03.00	Labor Contingencies	404,595.35	81,071.24	76,075.62	409,590.97
00.0.0.04.04.00	Other Civil Contingencies	240,588.74	37,636.32	31,952.91	246,272.15
00.0.0.04.05.00	Other Contingencies	777,122.65	129,382.09	38,696.14	867,808.60

7035 - CAPITAL

		Number of Shares
Code	Description	(thousand)

00.0.1.00.00.00	Shares	2,807,755.81
00.0.1.01.00.00	Capital	2,797,794.95
00.0.1.01.01.00	Common Shares - Local Residents	1,510,461.52
00.0.1.01.02.00	Common Shares - Foreign Residents	854.81
00.0.1.01.03.00	Preferred Shares - Local Residents	340,542.50
00.0.1.01.04.00	Preferred Shares - Foreign Residents	945,936.12
00.0.1.02.00.00	Treasury Shares	9,960.86
00.0.1.02.02.00	Preferred Shares	9,960.86

7036 - CASH DIVIDENDS PAID

		Kind of	Beginning of		Remuneration per
Item	Approval Date	Remuneration	Payment	Share	Share/Quota

1	04.18.2006	2	04.28.2006	1	0.000038823500000
2	04.18.2006	2	04.28.2006	2	0.000042705900000
3	07.18.2006	2	07.31.2006	1	0.000123016200000
4	07.18.2006	2	07.31.2006	2	0.000135317900000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Item	Change Date	Capital	Change Amount	Shares Amount

1	06.29.2006	8,000,000.00	3,000,000.00	1,398,897.47

7038 - COMMITMENTS AND GUARANTEES

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	Guarantees Provided	7,473,868.29	2,902,238.44	1,027,876.30	9,348,230.43
00.0.0.01.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	205,218.36	7,515.86	8,907.19	203,827.03
00.0.0.01.02.00	Individuals and Non-Financial Companies	1,891,279.63	1,885,902.62	701,927.27	3,075,254.98
00.0.0.01.03.00	Other	5,377,370.30	1,008,819.96	317,041.84	6,069,148.42
00.0.0.02.00.00	Co-Obligation for Credit Assignment	32,077.02	-	1,573.69	30,503.33
00.0.0.02.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	32,077.02	-	1,573.69	30,503.33

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

		Head Office and
Code	Description	Local Branches	Foreign Branches	Total

00.0.0.01.00.00	ASSETS	2,356,750.39	5,583,696.43	7,940,446.82
00.0.0.01.01.00	Cash And Due From Banks	257,450.91	47,876.25	305,327.16
00.0.0.01.02.00	Marketable Securities	-	4,124,103.69	4,124,103.69
00.0.0.01.03.00	Lending Operations	-	1,411,376.22	1,411,376.22
00.0.0.01.04.00	Other Credits	2,099,299.48	340.27	2,099,639.75

00.0.0.04.00.00	LIABILITIES	1,995,679.57	10,730,290.21	12,725,969.78
00.0.0.04.01.00	Deposits	2,833.78	3,366,542.22	3,369,376.00
00.0.0.04.02.00	Other Funding	769,456.91	3,893,343.62	4,662,800.53
00.0.0.04.03.00	Borrowings	1,223,388.88	1,498,343.87	2,721,732.75
00.0.0.04.07.00	Subordinated Debt	-	1,972,060.50	1,972,060.50

		By Currency

					Swiss
Code	Description	Dollar	Euro	Pound	Franc	Yen	Other

00.0.0.01.00.00	ASSETS	7,587,020.19	283,981.05	17,927.35	2,540.26	36,790.70	12,187.27
00.0.0.01.01.00	Cash And Due From Banks	231,405.77	49,430.37	17,367.58	2,009.77	334.93	4,778.74
00.0.0.01.02.00	Marketable Securities	4,113,752.63	10,351.06	-	-	-	-
00.0.0.01.03.00	Lending Operations	1,390,077.67	15,548.41	-	-	-	5,750.14
00.0.0.01.04.00	Other Credits	1,851,784.12	208,651.21	559.77	530.49	36,455.77	1,658.39

00.0.0.04.00.00	LIABILITIES	11,685,201.88	949,301.57	3,166.38	23,877.75	30,031.10	34,391.10
00.0.0.04.01.00	Deposits	3,307,541.41	61,834.30	-	-	-	0.29
00.0.0.04.02.00	Other Funding	4,431,697.07	222,620.92	3,166.38	1,350.75	3,514.59	450.82
00.0.0.04.03.00	Borrowings	1,973,902.90	664,846.35	-	22,527.00	26,516.51	33,939.99
00.0.0.04.07.00	Subordinated Debt	1,972,060.50	-	-	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Performance

In 1H06, Unibanco’s net income was R$1,068 million, up 25.1% from 1H05. Unibanco posted a 2Q06 net income of R$548 million, a 5.4% increase compared to 1Q06. Operating income for the quarter reached R$869 million, an increase of 4.0% in 1Q06. The annualized return on average equity reached 24.7%

Stockholders’ equity reached R$9,816 million in June 2006, up 3.3% from March, 2006. Annualized return on average equity (ROAE) reached 24.7% in 2Q06.

Assets

Unibanco’s consolidated assets totaled R$98,217 million at the end of June, 2006, up 18.5% from June, 2005. The growth is mainly due to a R$6.8 billion increase in the credit portfolio, particurlaly in the higher margin and higher profitability segments. Annualized return on average assets increased to 2.3% in 2Q06.

Credit Operations

The loan portfolio increased 19.3% over the past 12 months. The Retail loan portfolio grew 18.5% over the past 12 months, particurlaly the portfolio of consumer credit companies, which increased 27.0% from June 2005.

As of June 30, 2006, the portfolio of loan to individuals totaled R$15,552 million, up 16.4% over the past 12 months, with highlight to the 42.9% increase in credit card companies portfolio.

The corporate loan portfolio, although affected by local currency appreciation, increased 21.0% over the past 12 months, mostly as a result of a 22.9% growth in the SMEs loan portfolio, especially accounts receivable financing, cash management working capital loans, and BNDES/Finame-funded loans. The US dollar-denominated credit portfolio, which represents approximately 40% of the Wholesale portfolio, rose from US$2,924 million in March, 2006, to US$ 3,397 million in June 2006.

The small and medium enterprise product portfolio, consists of accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others.

The auto financing porfolio increased 15.1% over the past 12 months, to R$4,768 million in June, 30, 2006. Unibanco operates nationwide in the Auto Financing segment through Unibanco Financeira and Dibens. Unibanco is the leader in financing heavy commercial vehicles.

Unibanco offers different home financing options, from traditional mortgages to Sistema Fácil (in partnership with homebuilders) and Plano Único (Letters of Credit). The mortgage loan portfolio totaled R$1.5 billion on June 30, 2006, a 19.0% growth in comparison with June 2005.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of June 2006 was R$2,343 million, or 5.6% of the total loan portfolio, as follows: (i)R$979 million related to overdue credits, in compliance with Resolution 2,682; (ii) R$816 million for falling due credits, in compliance with Resolution 2,682; and (iii) $548 million based on more conservative percentages than those required by the Regulatory Authority, and significantly higher than the R$412 million registered in June 2005.

Allowance for loan losses as a percentage of total loan portfolio increased to 5.6% in June, 2006, up from 4.9% in June, 2005, in line with the bank's strategy of intensifying its share of higher-margin and higher profitability segments.

The more cautious approach on credit concession adopted by Unibanco has already allowed, in June 2006, the balance of credits rated AA to C to represent 93.1% of the total loan portfolio in June 2006, up from 92.0% and the ratio of credit operations classified E to H was 5.1% of the total portfolio. Allowance for loan losses over the credits rated E to H stood at 109.1% on June, 30, 2006. The credit operations rated from D to H, which include credit overdue over 60 days, improved to 6.9% in June, 2006, from 8.0% in March, 2006.

With regarding to the Wholesale segment, the allowance for loan losses relative to total wholesale loan portfolio was 3.6% in June 2006, down from 4.6% in June 2005, reflecting a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 7.2% in June 2006 from 5.2% in June 2005, in line with the bank's strategy of intensifying its participation in higher-margin and higher profitability businesses.

Investments Abroad

Unibanco registered a total of US$ 1,500 million in investments abroad at the end of June 2006, compared to US$ 691 million in June 2005. Such growth is mainly the result of the US$ 700 million capital increase during 1H06, which aims at supporting trade finance transactions and securities trading in international markets.

Funding

Total deposits and assets under management (AUM) stood at R$79,858 million in June 2006, R$41,081 million of which arose from assets under management

The continuous improvement in the deposit mix is explained by a 19.6% and 7.7% increase in core deposits (demand deposits, savings deposits and time deposit certificates with core deposit characteristics – with SuperPoupe as the main product), compared to June 2005 and March 2006, respectively. The highlight was the growth in “TDCs – Core Deposits”: 78.8% over the past 12 months and 16.6% in 2Q06. Core deposits represented 35.6% of all deposits in June 2006, a significant increase from the 33.1% of June 2005.

Local currency funding reached R$63,296 million at the end of June 30, 2006, up 23.0% from June 2005. This growth was mostly driven by SuperPoupe, funding obtained in the open market, and debentures and mortgage notes. Foreign currency funding, influenced by the US currency devaluation of 7.9% over the past 12 months, reached R$14,086 million in June 2006.

Capital Adequacy and Fixed Asset Ratios

Unibanco’s BIS ratio, as of June 30 , 2006, reached, 15.0%, above the minimum 11% level determined by the Central Bank.

In March 2006, the Brazilian Central Bank approved the classification of the perpetual bond, issued in July, 2005, as Tier II capital.

The fixed asset ratio was 48.4% in June 2006.

Efficiency Ratio

Higher revenue generation and the expense rationalization resulted in a continous improvement of Unibanco’s operational efficiency. The efficiency ratio(1) reached a historical performance of 47.5% in 2Q06, compare to 52.8% in 2Q05.

Performance

Financial Margin

The financial margin before provisions for loan losses, adjusted for the net effects of investments abroad, was R$2,373 million in 2Q06. Mostly explained by a higher credit volume and an increasing share in segments with higher profitability (credit card and SMEs).

The funding mix improved significantly over the past 12 months, with a 19.6% growth in core deposits, driven mainly by the 78.8% growth in “TDCs – Core Deposits” (time deposit certificates with core deposit characteristics – with SuperPoupe as the main product). SuperPoupe closed out June 2006 with R$3.9 billion.

Fee Income

Total fees reached R$900 million in 2Q06, up 13.3% from the same period in 2005, mainly due to a 19.5% increase in revenues from credit cards. Growth was 4.3% during the quarter, and particurlaly noteworthy was the 6.9% increase in banking fees and other fees and commissions.

Personnel and Administrative Expenses

In 2Q06, personnel and administrative expenses increased 1.3% compared to 1Q06.

Even considering the expansion of the businesses and the implementation of the New Customer Service Model, the efficiency ratio stood at 47.5% in 2Q06, continuing improvements over the previous quarters.

In 1H06, the 8.8% growth from 2H05 and 18.9% from 1H05 reflect, in special, the wage increases at Unibanco’s subsidiaries, the expansion in Retail business activities and the additional payment of profit sharing in the amount of R$33 million.

Other administrative expenses decreased 1.9% in 1H06 compared to 2H05, largely due to efficiency gains and end-of-year seasonal effect. The 2.0% increase in 2Q06 and 9.0% increase 1H06 from 1H05 are mostly explained by organic growth of the consumer finance companies and new Retail business call centers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 25, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS